EXHIBIT 99.2

Amended and Restated

NI 43-101 Technical Report Wonmunna Iron Ore Mine Western Australia, Australia

Effective Date: 10th August 2022

Report Date: 20th January 2023

Report Prepared for

Vox Royalty Corp.

66 Wellington Street West, Suite 5300, TD Bank Tower Box 48, Toronto, Ontario, Canada, M5K 1E6

Report Prepared by

Kangari Consulting LLC 1000 Brickell Ave, Ste 715

Miami, Florida, United States of America

Signed by Qualified Persons:

Christopher J. Picken, BSc (Hons) MIMMM – Senior Geological Consultant

Matthew Randall, BSc (Hons) PhD, ACSM MIMMM CEng – Principal Mining Eng

Kangari Consulting LLC – Vox Royalty Corp. Amended and Restated NI 43-101 Technical Report – Wonmunna Iron Ore Mine	1

Table of Contents

Table of Contents				2

1	Summary			6
	1.1	Scope of Work		6
	1.2	Property Description and Location		6
	1.3	Accessibility Climate		7
	1.4	History		7
	1.5	Geological Setting and Mineralisation		8
	1.6	Mineral Reserve Estimates		8
	1.7	Adjacent Properties		9
	1.8	Conclusions		9
	1.9	Recommendations		9

2	Introduction and Terms of Reference			10
	2.1	Scope of Work		10
	2.2	Qualifications of Kangari Consulting LLC Team		11
	2.3	Site Visit		12
	2.4	Units and Currency		12
		2.4.1	Glossary of Terms	12

3	Reliance on Other Experts			13

4	Property Description and Location			14
	4.1	Location		14
	4.2	Mineral Tenure		16
	4.3	Underlying Agreements		17
	4.4	Environmental Considerations		17

5	Accessibility, Climate, Local Resources, Infrastructure, and Physiography			18
	5.1	Accessibility		18
	5.2	Local Resources		18
	5.3	Climate		19
	5.4	Physiography and Vegetation		21
		5.4.1	Physiography	21
		5.4.2	Vegetation	21
	5.5		Infrastructure	23

6	History			24
	6.1	Historic Exploration		24
	6.2	Recent Exploration		25
		6.2.1	Talisman 2007-2010	25
		6.2.2	Rico Resources 2010-2014	33

7	Geological Setting and Mineralisation			36
	7.1	Regional Geology		36
	7.2	Property Geology		38
		7.2.1	Mineralisation	40

8	Deposit Types			41

9	Exploration			42

10	Drilling			42

Kangari Consulting LLC – Vox Royalty Corp. Amended and Restated NI 43-101 Technical Report – Wonmunna Iron Ore Mine	2

11	Sample Preparation, Analyses, and Security		42

12	Data Verification		42

13	Mineral Processing and Metallurgical Testing		42

14	Mineral Resource Estimates		43

15	Mineral Reserve Estimates		43

16	Mining Methods		44
	16.1	Mine Design	44
	16.2	Mine Production	47
	16.3	Land Clearance	49
	16.4	Geotechnical Modelling	50
	16.5	Hydrogeology	51
	16.6	Mining Infrastructure	53
	16.7	Workforce	57

17	Recovery Methods		59

18	Project Infrastructure		60

19	Market Studies and Contracts		60

20	Environmental Studies, Permitting, and Social or Community Impact		61

21	Capital and Operating Costs		61

22	Economic Analysis		61

23	Adjacent Properties		61

24	Other Relevant Data and Information		63

25	Interpretation and Conclusions		63
	25.1	Potential Risks	64

26	Recommendations		64

27	References		64

28	Statements of Qualifications and Consent		66

29	Date and Signatures		68

List of Figures

Figure 4-1	Location of the Wonmunna Iron Ore Mine	15
Figure 4-2	Project Location Plan for the Wonmunna Mine in Western Australia	17
Figure 6-1	Location of Boreholes drilled by Talisman Mining Ltd and outline of +50% and +60% Fe orebodies at SMM, CMM and NMM	26
Figure 6-2	Location of boreholes and +50% and +60% Fe orebodies at the SMM and CMM targets . 27 Figure 6-3 Location of boreholes and +50% and +60% Fe orebodies at the NMM targets	28
Figure 6-4	Cross section through the NMM Orebody	29
Figure 6-5	Cross Section through the CMM Orebody	30

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Figure 6-6	Cross Section through the SMM Orebody	31
Figure 6-7	Schematic Sections through the NMM, CMM, SMM and EMM orebodies	35
Figure 7-1	Wonmunna Mine Geology (after GSWA Mapping)	38
Figure 7-2	Schematic Cross Section 710000 E across the NMM Deposit, West of Weeli Wolli Creek, looking East.	39
Figure 7-3	Outcropping Mineralisation at NMM Deposit	41
Figure 16-1	Surface Water Drainage Infrastructure (Mineral Resources, 2021b)	54
Figure 16-2	Wonmunna Site Plan (Mineral Resources, 2021a)	57
Figure 17-1	Process Plant at the Wonmunna Mine (Mineral Resources 2018)	59
Figure 17-2	Plant Layout – Secondary Crushing – (Mineral Resources, 2021b)	60
Figure 23-1	Adjacent Property Locations	62

List of Tables

Table 2-1	Glossary of Terms	12
Table 4-1	Wonmunna Mine Tenements	16
Table 5-1	Average monthly and annual rainfall (Source: Newman Airport data 1971-2014)	19
Table 5-2	Intensity, duration, and frequency of rainfall events Newman Airport	20
Table 6-1	Resource summary based on the Historic Mineral Resource Estimate by QG in 2009	32
Table 6-2	AMC Scoping Study Options	32
Table 6-3	Properties of other Pilbara Operations and Wonmunna High & Low Grade options	33
Table 6-4	Resource Summary as at the 21st of March 2014	34
Table 6-5	Wonmunna Iron Ore Project - Ore Reserve Estimate (2015)	35
Table 7-1	Wonmunna Mine Geological groups and lithologies	40
Table 16-1	Mining Inventory for the proposed Wonmunna Mine (Ascot, 2015a)	45
Table 16-2	Mining Equipment (Ascot, 2015a)	45
Table 16-3	Key Mining Parameters for the Wonmunna Mine (Ascot,2015)	50
Table 16-4	Estimated Water Requirements (Ascot, 2015a)	56
Table 16-5	Wonmunna Mine Manpower Schedule – 5 Mtpa (Ascot, 2015a)	58

Kangari Consulting LLC – Vox Royalty Corp. Amended and Restated NI 43-101 Technical Report – Wonmunna Iron Ore Mine	4

IMPORTANT NOTICE

This notice is an integral component of the Wonmunna Iron Ore Mine - Technical Report (the “Technical Report” or “Report”) and should be read in its entirety and must accompany every copy made of the Technical Report. The Technical Report has been prepared in accordance with the requirements of National Instrument 43-101 - Standards of Disclosure for Mineral Projects published by the Canadian Securities Administrators (“NI 43-101”).

The Technical Report was prepared for Vox Royalty Corp. (TSXV:VOX) (NASDAQ: VOXR) (“Vox Royalty” or “the Company”) by Kangari Consulting LLC (“KCL”). The Technical Report is based on information and data supplied to KCL by Vox Royalty. The quality of information, conclusions, and estimates contained herein are consistent with the level of effort involved in the services of KCL, based on: i) information available at the time of preparation of the Technical Report, and ii) the assumptions, conditions, and qualifications set forth in this Technical Report.

Each portion of the Report is intended for use by Vox Royalty subject to the terms and conditions of its contract with KCL. Except for the purposes legislated under Canadian provincial and territorial securities law, any other uses of the Report, by any third party, is at that party’s sole risk.

The results of the Technical Report represent forward-looking information and forward- looking statements within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking information includes pricing assumptions, sales forecasts, projected capital and operating costs, mine life and production rates, implementation schedules and other assumptions. Forward-looking statements are based upon the responsible Qualified Person’s (“QP”) opinion at the time they are made but, in most cases, involve significant risks and uncertainty. Although each of the responsible QPs has attempted to identify factors that could cause actual events or results to differ materially from those described in this Report, there may be other factors that could cause events or results not be as anticipated, estimated or projected. There can be no assurance that forward-looking information in this Report will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking information. The conclusions and estimates stated in the Technical Report are to the accuracy stated in the Technical Report as at the base date stated in the Technical Report only and rely on assumptions stated in the Technical Report. The results of further work may indicate that the conclusions, estimates and assumptions in the Technical Report need to be revised or reviewed.

KCL have used their experience and industry expertise to produce the estimates and approximations in the Technical Report. Where KCL have made those estimates and approximations, they are subject to qualifications and assumptions, and it should also be noted that all estimates and approximations contained in the Technical Report will be prone to fluctuations with time and changing industry circumstances. The Technical Report should be construed in light of the methodology, procedures and techniques used to prepare the Technical Report. Sections or parts of the Technical Report should not be read or removed from their original context.

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1 Summary

The Wonmunna Iron Ore Mine (“Wonmunna Mine”) is a direct shipping iron ore mine owned by Mineral Resources Limited (“MRL”) in Western Australia which commenced production in March 2021.

1.1 Scope of Work

This Technical Report has been prepared by KCL for Vox Royalty, which holds a 1.25% - 1.50% sliding scale Gross Revenue royalty interest over the Wonmunna Mine (“Royalty”).

The primary sources of information for this Technical Report have been provided to KCL by Vox Royalty. They include technical reports from previous mining and exploration companies that have completed exploration programs within the area covered by the exploration licence.

The authors have been informed that Vox Royalty has sought access to both the Wonmunna Mine-site and to recent exploration data, but these requests have been denied by MRL to date.

As a result, this Technical Report has been prepared based on the exemption available under Section 9.2 (Exemption for Royalty or Similar Interests) of NI 43‐101, which provides that, where such access has not been granted to a royalty holder, the royalty holder is not required to perform current inspection of the project site, nor is it required to complete those items under Form 43‐101F1 that require data verification, inspection of documents, or personal inspection of the property.

1.2 Property Description and Location

The Wonmunna Mine is located 80km north-west of Newman, and 375km south of Port Hedland in the Eastern Pilbara of Western Australia.

The Wonmunna Mine comprises four primary direct shipping iron ore deposits: North Marra Mamba (“NMM”), Central Marra Mamba (“CMM”), East Marra Mamba (“EMM”) and South Marra Mamba (“SMM”). These deposits are located in mining leases M47/1423-1425 within the larger exploration licence E46/1137 area. The mining leases are valid until April 29, 2033.

KCL has not reviewed the tenure status and makes no assessment or assertion as to the legal title of the tenure. Vox Royalty and a private, New Zealand-registered company (“Royalty Vendor”) entered into a Sale and Purchase Agreement on May 26, 2022, and as part of the transaction, Vox Royalty, Royalty Vendor and Wonmunna Iron Ore Pty Ltd (“WIO”) entered into a Deed of Assignment and Assumption on the same date.

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The statutory environmental guidelines required for mining operations at the Wonmunna Mine have been completed by WIO. WIO has complied with the Aboriginal Heritage Act 1972 (WA), with heritage site assessments being completed in 2014 and 2020. A Section 18 agreement has been approved for three areas where heritage sites were affected by mine infrastructure.

1.3 Accessibility Climate

The Wonmunna Mine is accessed using the Great Northern Highway along the 80km section north-west of the town of Newman. The last 10km to the mine site is reached using unsealed roads.

The population of the Pilbara is approximately 45,000. The major population centres are Port Hedland/South Hedland, Karratha, Newman, Tom Price, Paraburdoo and Roebourne. There are several small Aboriginal communities scattered across the region.

The Pilbara region has two climatic zones. A hot humid summer with a warm winter, and a hot dry summer with a mild winter. The climate is semi-desert tropical, with an average rainfall of 300mm. Average temperatures in summer range between 23 to

39.5 degrees, and in winter 6 to 25 degrees. The area is susceptible to drought conditions. The Wonmunna Mine is located within the Hammersley subregion of the Pilbara Interim Biogeographical Regionalisation of Australia (IBRA) bioregion. The central Pilbara region is dominated by the Hammersley Plateau which rises from 450m to 750m with hills to 900m and peaks to 1,250m elevation. Differential erosion on the plateau has created spectacular gorges in places.

The regional vegetation system in the district is dominated by tree-steppe and shrub- steppe communities with Eucalyptus trees and Acacia shrubs. The valleys are dominated by Mulga communities and a range of grass species.

1.4 History

Exploration in the Wonmunna Mine area dates back to the 1960’s, with several companies exploring a variety of prospects for base metal mineralisation. Talisman Mining Limited (“Talisman”) was granted exploration licence E47/1137 in 2004 and focused initially on targeting Cu/Zn/Ag mineralisation. Talisman changed their focus in 2007 to evaluate the iron ore potential.

In 2009, Talisman completed resource definition reverse circulation drilling of the Marra Mamba Iron Formation at the NMM, CMM and SMM prospects. A total of 600 reverse circulation boreholes (29,865m) were drilled.

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An inferred mineral resource was estimated by the Quantitative Group in 2009 based on Talisman’s drilling results. Using a 50% cut off grade they estimated 78.3Mt at 56% Fe and with 60% cut off grade, 10.0Mt at 61.3% Fe.

In January 2010, Rico Resources Limited (“Rico”) purchased the iron ore assets of Talisman for $43.7 million in cash and shares, and commenced a large drilling program to better define the mineral resources on site. A total of 626 reverse circulation boreholes (26,511m) and 6 diamond boreholes (356m) were drilled at the NMM and CMM deposits.

The resource estimate was updated by Coffey Mining in 2012 using Rico’s drill results. On the 21st of March 2014, Coffey Mining reported an increase to 84.3 Mt @ 56.5% Fe and 13.5 Mt @ 61% Fe using cut-off grades of 50% and 60%, respectively.

1.5 Geological Setting and Mineralisation

The Wonmunna Mine is situated within the Hamersley Basin in the West Pilbara Mineral Field. The tenement area is positioned in the hinge zone of a major regional anticline, the Wonmunna Anticline, which has exposed older Fortescue Group sediments and volcanics in an area otherwise uniformly underlain by Hamersley Group sediments.

The Wonmunna ore body comprises banded iron formation (“BIF”) associated with the Marra Mamba Iron Formation. The orebodies occur as remnant synclinal keels, conformably overlying shales of the Jeerinah Formation. Most of the mineralisation is described as bedded goethite and haematite enrichment of the Nammuldi Member BIF, the lower-most member of the Marra Mamba Formation. The mineralisation is primarily the result of supergene enrichment.

1.6 Mineral Reserve Estimates

The historical mineral reserve estimates reported previously have been made according to JORC (2012) guidelines and not to the CIM definition standards. The authors caution that a qualified person has not done sufficient work to validate the JORC (2012) estimates, and the authors are not treating the estimates as current mineral reserves as defined by CIM.

The mineral resources at the Wonmunna Mine are hosted within four primary deposits: NMM, CMM, SMM and EMM. The indicated and inferred JORC (2012) compliant resource that are contained within these four deposits is estimated at a combined total of 84.3 Mt @ 56.5% Fe.

Financial modelling completed by Ascot Resources Limited (“Ascot”) confirmed that the project is economically viable under 2015 assumptions. In the opinion of the QPs, cost assumptions and modifying factors applied in the process of estimation are reasonable. The proposed mine design is considered to provide the basis of a technically and economically viable project and the proposed mine plan is technically achievable.

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1.7 Adjacent Properties

There are several iron ore mines that are currently in production in the area surrounding the Wonmunna Mine. The West Angelas Mine is situated to the west, and Hope Downs Mine to the north. The area immediately east of the Wonmunna Mine contains two iron ore deposits: namely Rhodes Ridge and Arrowhead.

The West Angelas mine commenced production in 2002 with an annual production capacity of 29.5 million tonnes sourced from open-pit operations. The Hope Downs Mine comprises four large open pit mines (Hope 1 North, Hope 1 South, Hope 4 and Baby Hope). The mines are co-owned by the Hancock Group and Rio Tinto Limited (“Rio Tinto”) and had an initial annual production capacity of 30 Mtpa.

The area immediately to the east of the Wonmunna Mine is also controlled by Rio Tinto. They own the Arrowhead and Rhodes Ridge deposits which had resource drilling programs completed between 2006 and 2019. The Arrowhead mineralisation is primarily hosted by the Marra Mamba Iron Formation, whereas the Rhodes Ridge Main mineralisation is predominantly hosted by the Brockman Iron Formation.

1.8 Conclusions

Access to MRL’s Wonmunna Mine for independent verification was not granted to Vox Royalty.

The geological interpretations detailed historical reports appear to be valid, but these have not been confirmed by KCL. Further drilling may change the geological interpretation which could lead to a reduction in the interpreted mineralised envelope.

The historic mineral resources are reported according to JORC (2012) guidelines which may not strictly comply with NI 43-101 reporting requirements and associated CIM definition standards.

1.9 Recommendations

KCL recommends Vox Royalty continues to request all the current information related to the Wonmunna Mine from MRL for an independent geological evaluation of the property.

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2 Introduction and Terms of Reference

2.1 Scope of Work

This report was prepared for Vox Royalty by the authors in accordance with NI 43-101 as a Technical Report on the Wonmunna Mine in Western Australia.

The authors have been informed by Vox Royalty that this Technical Report is required as a result of Section 4.2(1) of NI 43‐101.

This Technical Report has been prepared for Vox Royalty, which is the holder of a royalty interest (not direct ownership) in the Wonmunna Mine. In accordance with the guidelines provided in NI 43‐101, mining companies are not required to, and as a matter of practice do not normally, disclose detailed information to companies which hold a royalty interest in their operations. The royalty holder, therefore, is limited in the amount of information and details it can disclose to that which is available in the public domain.

As a result, this Technical Report relies exclusively upon general information available in the public domain. Studies and additional references for this Technical Report are listed in Section 27 of this Technical Report.

The authors have reviewed the available project data as sourced from the public domain and incorporated the results thereof, with appropriate comments and adjustments as needed, in the preparation of this Technical Report.

The primary sources of information for this Technical Report are the following:

•	AMC Consultants Pty Ltd, Wonmunna Iron Ore Scoping Study, Talisman Mining Ltd AMC Project 208092. June 2009;
•	Talisman Mining Ltd, Mineralisation Report in support of Application for Mining Lease M47/1423 Wonmunna Project Report R2042-PWMN600 10th September 2009;
•	Talisman Mining Ltd, Mineralisation Report in support of Application for Mining Lease M47/1424 Wonmunna Project Report R2043-PWMN600 11th September 2009;
•	Talisman Mining Ltd, Mineralisation Report in support of Application for Mining Lease M47/1425 Wonmunna Project Report R2044-PWMN600 11th September 2009;
•	Rico Resources Limited ASX Announcement 4th April 2012, Upgraded Global Resource for Wonmunna Project of 84.3Mt at 56.5% Fe;
•	Ascot Resources Ltd Wonmunna Iron Ore Asset Acquisition Presentation 25th March 2014;
•	Ascot Resources Ltd Independent Expert’s Report, 11th April 2014;
•	Ascot Resources Ltd ASX Announcement 6th January 2015 Wonmunna Iron Ore Project Maiden Ore Reserve Estimate;
•	Ascot Resources Ltd Wonmunna Iron Ore Project Mining Proposal M47/1423, M47/1424, M47/1425 & L47/727, March 2015 (“Ascot Mining Proposal”);
•	AQ2 Pty Ltd Wonmunna Iron Ore Project Surface Water Management Plan, October 2015;
•	Mineral Resources Limited Quarterly Exploration and Mining Activities Report July- September 2020 (Q1FY21);
•	Mineral Resources Limited Wonmunna Iron Ore Project Increase in Processing Capacity M47/1424, 25th March 2021;

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•	Mineral Resources Limited Wonmunna Iron Ore Project Mining Proposal M47/1423, M47/1424 & L47/726, 1st June 2021 (“MRL June 2021 Mining Proposal”); and
•	Mineral Resources Limited Wonmunna Iron Ore Project Mining Proposal M47/1423, M47/1424 & L47/726, dated 21 February 2022 (“MRL Feb 2022 Mining Proposal”).

The reader is therefore cautioned that all information presented in this Technical Report are of a historical nature only, and that all resources, including tonnages and grades are not current.

The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in KCL’s services, based on i) information available at the of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended for use by Vox Royalty and is subject to the terms and conditions of its contract with KCL and relevant securities legislation.

The contract permits Vox Royalty to file this report as a Technical Report with the Canadian securities regulatory authority pursuant to NI 43-101, Standards of Disclosure for Mineral Projects. Except for the purposes legislated under provincial securities law, any other uses of this report by any third party is at that party’s sole risk. The responsibility for this disclosure remains with Vox Royalty. The user of this document should ensure that this is the most recent Technical Report for the property as it is not valid if a new Technical Report has been issued.

2.2 Qualifications of Kangari Consulting LLC Team

The Consultants preparing this Technical Report are specialists in the fields of Geology, Exploration, Mineral Resource, Mineral Reserve estimation and Mining Engineering.

The Consultants or any associates employed in the preparation of this report have no beneficial interest in Vox Royalty. The Consultants are not insiders, associates, or affiliates of Vox Royalty. The results of this Technical Report are not dependent upon any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings between Vox Royalty and the Consultants. The Consultants are being paid a fee for their work in accordance with normal professional consulting practice.

The following individuals, by virtue of their education, experience, and professional association, are considered a QP as defined in the NI 43-101 standard, for this report, and is a member in good standing of appropriate professional institutions. The QP certificates of the authors are provided at the end of this document.

•	Christopher J. Picken, MIMMM – Section 1-13, 23, 26 & 27
•	Matthew Randall, CEng MIMMM – Sections 14-22 & 24-25

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2.3 Site Visit

KCL personnel did not visit the property. A site visit was requested by Vox Royalty via electronic mail to MRL on June 27, 2022.

2.4 Units and Currency

All currency in this report are quoted as Australian Dollars (AUD$) (unless specified in the text).

2.4.1 Glossary of Terms

Table 2-1 Glossary of Terms

Abbreviation	Meaning
Metals
Fe	Iron
Measurements
g	grams
g/cm3	Grams per centimeter cubed
g/t	grams per ton
m	meters
km	kilometers
ppm	parts per million
Ib	pounds (weight)
ppb	parts per billion
t	tonnes
%	percent
g/t	grams per tonne
Abbreviation	Meaning
Companies
ALS	ALS Laboratories
KCL	Kangari Consulting LLC
MRL	Mineral Resources Limited
Vox Royalty	Vox Royalty Corp.
Currency
$	United States Dollar
AUD$	Australian Dollar
Misc.
QP	Qualified Person
ASX	Australian Stock Exchange

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3 Reliance on Other Experts

This Technical Report is based solely on information obtained from the public domain without recourse to independent verification or validation or access to the Wonmunna Mine or management of MRL, the owners of the property.

Accordingly, it has not been possible for the authors to complete the declaration and reliance requirements normally considered appropriate in respect of a technical report produced in the absence of such constraints. The company has relied on the section 9.2 exemption for royalty companies or similar interests.

The authors have been informed that Vox Royalty has sought access to Wonmunna, the records of the owners and such other information which may not be sourced in the public domain.

Such access has been requested by Vox Royalty and denied by the owners. Accordingly, this Technical Report has been prepared based on the exemption available under Section 9.2 (Exemption for Royalty or Similar Interests) of NI 43‐101, which provides that, where such access has not been granted to a royalty holder, the royalty holder is not required to perform current inspection of the project site, nor is it required to complete those items under Form 43‐101F1 that require data verification, inspection of documents, or personal inspection of the property.

Specifically, Section 9.2 exempts a royalty holder, who has requested but not received access to the necessary data and is not able to obtain the information from the public domain, from the requirement to complete those items under Form 43‐ 101F1 that require data verification or inspection of documents or materials.

As such, the authors note the following specific limitations with respect to compliance with requirements and guidelines as included in NI 43‐101, Form 43‐101F1 and the Companion Policy, where KCL:

•	Was not able to undertake any site visits as required by Section 6.2 (Current Personal Inspection) of NI 43‐101;
•

Was not able to verify and validate any underlying supporting technical information used to derive the resource and reserve statements reported in the public domain, as such items would require data verification and/or inspection of documents and/or personal inspection of the property to complete:

While relying on public domain information as reported by others, KCL has been unable to obtain detailed technical information relating to the following requirements in Form 43‐101F1:

•	Item 6 (d), Item 9, Item 10, Item 11, Item 12, Item 13, Item 14, Item 15, Item 16, Item 17, Item 18, Item 19, Item 20, Item 21, Item 22 and Item 24.

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Accordingly, in compiling this Technical Report, the authors have not explicitly relied on other named experts in respect of technical information, all of which has been sourced from the public domain.

4 Property Description and Location

4.1 Location

The Wonmunna Mine is located in the East Pilbara region of Western Australia, 80km north-west of Newman, and 375km south of Port Hedland (Figure 4-1). The Wonmunna Mine comprises exploration licence E46/1137 and mining leases M47/1423, M47/1424 and M47/1425; all of which are held by WIO; a wholly owned subsidiary of MRL. Three major iron ore projects, Rio Tinto’s West Angelas, Hope Downs and Rhodes Ridge are located adjacent to the project area (Figures 4-1 & 4- 2).

The Wonmunna Mine comprises four primary direct shipping iron ore deposits, North Marra Mamba (NMM), Central Marra Mamba (CMM), East Marra Mamba (EMM) and South Marra Mamba (SMM). All four deposits are fully covered by the three mining leases. The area is adjacent to the Great Northern Highway which provides direct access to Port Hedland.

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600000
700000
800000
7800000
7700000
7600000
7500000
7400000
Indian Ocean
Port Hedland
Great Northern Highway
Wodgina-Anson
Marble Bar
Wittenoom Gorge
Chichester Range
Nullagine
Cloud Break
Christmas Creek
Roy Hill
Marandoo
Tom Price
Yandi
Yandicoogina
WONMUNNA PROJECT E47/1137
MAC
Hope Downs
Rhodes Ridge
West Angelas
Giles Camp
Paraburdoo
Mt Newman (Whaleback)
Newman
Jimblebar
NORTH
20°S
115°E
120°E
Port Hedland
Karratha
Onslow
Marble Bar
Exmouth
Wittenoom Gorge
Tom Price
Coral Bay
Paraburdoo
Newman
WONMUNNA PROJECT
Carnarvon
25°S
WESTERN AUSTRALIA
Mine
TRANSPORT ROUTES
MAC - 46km
Port Hedland - 373km
Roy Hill - 191km
West Angelas - 44km
Gas pipline
Railway
Locality
Highway
Road
Mining Leases
Exploration Licence
Other holders
0 20 40 60 80 100km
MGA94 Zone 50

OCHRE GROUP HOLDINGS LIMITED PROJECT AREAS

**Transport Routes from Wonmunna**

August 2013

Figure 4-1 Location of the Wonmunna Iron Ore Mine

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4.2 Mineral Tenure

The legislative framework for exploration development and mining tenure is administered by the State of Western Australia through the Mining Act, 1978.

An exploration licence (“EL”) is granted under the act for exclusive rights to explore for specific minerals within a designated area but does not permit mining, nor does it guarantee a mining or production lease will be granted. A mining lease (‘‘ML’’) is granted under the act for mining operations and entitles the holder to machine-mine and carry out activities associated with mining or promoting the activity of mining.

The Wonmunna Mine tenure consists of EL E47/1137, which covers an area of 54 graticular blocks, as well as three MLs (M47/1423, M47/1424 & M47/1245) which are fully contained within E47/1137. The tenure details are shown in Table 4-1.

The tenure area is situated within the East Pilbara Shire entirely within Vacant Crown Land. It is covered by the Newman (SF50-16) 1:250,000 map sheet and Ophthalmia (2751) 1:100,000 map sheets. KCL has not reviewed the tenure status and makes no other assessment or assertion as to the legal title of tenure. It is not qualified to do so.

Tenement ID	Holder	Status	Blocks	Area (ha).	Grant Date	Expiry Date	Rent	Expenditure Commitment
E47/1137	Wonmunna Iron Ore Pty Ltd	Granted	54		29/08/2002	28/08/2022	$31,701	$204,000
M47/1424	Wonmunna Iron Ore Pty Ltd	Granted		1514	30/04/2012	29/04/2033	$23,769	$151,400
M47/1423	Wonmunna Iron Ore Pty Ltd	Granted		670	30/04/2012	29/04/2033	$10,519	$67,000
M47/1425	Wonmunna Iron Ore Pty Ltd	Granted		529	30/04/2012	29/04/2033	$8,305	$52,900

Table 4-1 Wonmunna Mine Tenements

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Figure 4-2 Project Location Plan for the Wonmunna Mine in Western Australia

4.3 Underlying Agreements

A Royalty Deed dated September 22, 2014 established the Royalty, payable by WIO to the holder of the Royalty from time to time.

Pursuant to an amendment agreement dated July 22, 2016, the quantum of the Royalty was adjusted such that the Royalty would be a variable 1.25% to 1.5% gross revenue royalty based on the benchmark 62% iron ore price (1.25% when below A$100/tonne; 1.50% when above A$100/tonne).

4.4 Environmental Considerations

The statutory environmental guidelines required for mining operations at the Wonmunna Mine have been completed by WIO.

The Wonmunna Mine area is partially contained within the native title claim of the Nyiyaparli Traditional Owners (NNTT no. WC2013/003; Nyiyaparli #3). The southern section is contained within the Ngarlawangga native title claim covered by a Native Title Mining Agreement signed on 23rd April 2012.

To comply with the Aboriginal Heritage Act 1972 (WA), WIO completed a site identification heritage assessment between September 2014 and October 2014. The objective of the site identification assessment was to identify and record all Aboriginal heritage values within the survey area in sufficient detail to allow the DAA and the Aboriginal Cultural Material Committee (ACMC) to assess the significance of any Aboriginal heritage locations likely to meet the criteria of sites under s5 and s39 of the Act. The heritage team on the first site visit consisted of six representatives of the Nyiyaparli Traditional Owners and three heritage consultants from Terra Rosa CRM. The second site visit consisted of four representatives of the Nyiyaparli Traditional Owners and four heritage consultants from Terra Rosa CRM.

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Further archaeological and ethnographic surveys within the Proposed Disturbance Envelope were conducted in November 2020 by Gavin Jackson and Associates and Steven’s Heritage.

The results of the heritage survey enabled some of the proposed Mine infrastructure to be modified to avoid the most important heritage sites. A Section 18 agreement was approved for three areas where this was not possible. The Forgotten Pool Site (ID# 24764), located to the south of the Exclusion Zone, is not a registered site but is listed in the Aboriginal Heritage Inquiry System as ‘Other Heritage’. The ‘Wonmunna Art Site’ is listed as a registered heritage site but is located to the north of the Great Northern Highway and not located within the Disturbance envelope.

Environmental investigations have also shown that there are no Pastoral Leases, or European Heritage places of interest within or proximal to the Project area.

5 Accessibility, Climate, Local Resources, Infrastructure, and Physiography

5.1 Accessibility

The Wonmunna Mine is located approximately 80km north-west of the town of Newman in the Pilbara region of Western Australia (Figure 4-1). Access to Wonmunna is via the sealed Great Northern Highway, north from Newman for 80km, then via 5–10km of unsealed roads to the mine site.

5.2 Local Resources

The population of the Pilbara is approximately 45,000 with numbers declining over the last decade largely due to restructuring within the mineral resources sector. The major population centres are Port Hedland / South Hedland (pop. 13,300), Karratha (pop. 9000), Newman (pop. 5,500), Tom Price (pop. 3,900), Paraburdoo (pop. 2,000) and Roebourne (pop. 1,600). There are also several Aboriginal communities scattered across the region, with resident populations varying between 50 and 300 people.

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The Pilbara population is generally highly mobile due to the nature of the mining industry. There are more males than females (56% male as opposed to 49% for the State of WA as a whole). This trend is far more pronounced amongst the non- indigenous population. The population is generally young, with a higher proportion of 25 to 40 year-olds, and a much lower proportion of over 60 year-olds compared to the Western Australian state average.

The Aboriginal population makes up to around 10% of the population, with up to a third of this population speaking an Australian indigenous language. The bioregion lies within the Aboriginal and Torres Strait Islander Commission (ATSIC) region of South Hedland and is managed by the regional council of Ngarda-Ngarli-Yamdu. The mining industry plays an important role in the provision of services. Mining towns in the Pilbara offer a wide range of sport and recreation opportunities. Land Conservation District Committees play a role in involving pastoral communities in land management.

Historically, the Pilbara region has been dominated by native grazing and pastoral activities. Currently, these activities are joined by tourism with the dedication of land to Crown Reserves, such as the Jigalong Aboriginal Reserve, and numerous conservation reserves, such as Karijini National Park and Millstream National Park. Mineral exploration and mining activities now form the most dominant land use in the Pilbara region (Van Vreeswyk et al. 2004). The Pilbara’s land uses are currently about 60% pastoral lease, 10% conservation reserve, 5% Aboriginal Reserve and 25% unallocated Crown land. No pastoral leases cover the Wonmunna Mine tenements.

5.3 Climate

The Bureau of Meteorology (BOM) has classified the Pilbara region into two zones based on temperature and humidity. A hot humid summer with a warm winter, and a hot dry summer with a mild winter (Van Vreeswyk et al. 2004). The Hamersley sub- region climate is typically semi-desert tropical, with an average rainfall of 300mm, dominated by summer cyclonic or thunderstorm events. Average temperatures range from summer maximums of 23 to 39.5 degrees in January and winter minimums of 6 to 25 degrees in June. Average rainfall for the Newman Airport Station is shown in Table 5-1, which indicates that rainfall for the area is dominated by summer cyclonic activity. Data recorded at the Newman Airport Bureau of Meteorology station represents that collected in the 14-year period since 1996.

Month	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Annual
Mean Rainfall (mm)	66.8	74.9	39.2	19.1	17.1	14.9	15.2	7.2	4.2	5.6	12.2	38.8	318.0

Table 5-1 Average monthly and annual rainfall (Source: Newman Airport data 1971-2014)

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The Wonmunna Mine is located within a High to Severe drought risk category which makes it susceptible to drought. A severe rainfall deficiency exists in a district when the rainfall is in the lowest 5% of records.

Rainfall Intensity – Wonmunna Iron Ore Mine (mm/hr)
Duration	1 Year	2 Years	5 Years	10 Years	20 Years	50 Years	100 Years
5 mins	61.50	81	110	128	151	182	207
6 mins	57.20	75.20	103	120	142	171	194
10 mins	46.90	61.80	84.90	99.30	117	142	161
20 mins	35.10	46.30	63.60	74.40	88.10	107	121
30 mins	28.70	37.90	52.30	61.20	72.50	87.90	99.80
1 hour	18.90	25.20	35.30	41.70	49.80	60.90	69.60
2 hours	11.50	15.50	22.50	27.10	32.90	41	47.40
3 hours	8.34	11.30	17	20.80	25.60	32.30	37.70
6 hours	4.74	6.59	10.40	13.10	16.50	21.40	25.40
12 hours	2.75	3.88	6.40	8.23	10.60	13.90	16.80
24 hours	1.67	2.36	3.95	5.12	6.61	8.80	10.60
48 hours	1.01	1.42	2.38	3.07	3.96	5.27	6.37
72 hours	0.708	1.01	1.70	2.21	2.85	3.81	4.62

Table 5-2 Intensity, duration, and frequency of rainfall events Newman Airport

Figure 5-3 Average Temperature Ranges Recorded at the Newman Airport BOM Site

The Pilbara coast is on one of the most cyclone prone areas of the world. On average 2.5 cyclones per year cross the coast accompanied by strong to destructive winds, often in excess of 170km/hr, and heavy rain. The tropical cyclone season extends from November through to May. The most destructive cyclones typically occur in January to March.

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Rainfall data that illustrates the intensity, frequency and duration of rainfall events at the Wonmunna Mine location is shown in Table 5-2. This information provides an indication of rainfall intensity during exceptional (1 in 100 years) rainfall events (BOM 2014).

A 1 in 100-year storm lasting 5 minutes can be expected to result in approximately 17.25mm of precipitation during that event at an equivalent rate of 207mm/hr. A 72- hour rainfall event of the same frequency can be expected to result in 332.64 mm of rainfall at the equivalent rate of 4.62mm/hr. Rainfall during a significant (1 in 100 year) event over a 72-hour period represents a fall equivalent to the average annual rainfall for the region. The average temperature ranges recorded at Newman Airport are displayed in Figure 5-3.

5.4 Physiography and Vegetation

5.4.1 Physiography

Wonmunna Mine is located within the Hammersley subregion (PIL3) of the Pilbara Interim Biogeographical Regionalisation of Australia (IBRA) bioregion which has a total of 14.1% of its area in reserves.

The central Pilbara region corresponds with the Hammersley Plateau physiographic unit as detailed by Beard (1975) and incorporates the Hammersley and lower portion of the Fortescue subregions of the Pilbara IBRA. Fronting the Fortescue valley, the Hammersley Range rises from 450m to 750m with hills to 900m and peaks to 1,250m elevation. Incision by modern drainages has produced spectacular gorges and differential erosion within the plateau has produced an environment of extreme relief with hills, ranges, crests, ridges, spurs and gorges (Johnson and Wright 2001).

The Hammersley Plateaux is characterised by hills and dissected plateaux on sedimentary and volcanic rocks of the Hammersley basin. The topsoil on the uplands of the mesa formations varies from shallow rocky topsoil layers where spinifex dominates towards the mesa rocky breakaways to deeper topsoil layers with higher clay and loam content where Acacia and Eucalyptus communities are abundant. On the mesa and hill-tops the soils are stony and ferruginous.

Alluvial deposits are restricted to larger creeks, including Weeli Wolli Creek, which traverses the Project area from south-west to north-east.

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5.4.2 Vegetation

The regional vegetation system in the district is dominated by tree-steppe and shrub- steppe communities with Eucalyptus trees, Acacia shrubs Triodia pungens and Triodia wiseana (Beard 1975). The valley floors and creek lines are dominated by Mulga communities over shrubs and a range of grass species. The vegetation communities within the Project can be divided into three main groups according to topography: (a) Creeks and drainage lines; (b) Ranges, hills and hillslopes; and (c) Flats and broad plains.

Vegetation communities located within the Project are not expected to be restricted to the locality, given the regional representation of the landforms and dominant species. The land systems which support the vegetation communities within the Project area are well represented outside of the Project area. As a result, the vegetation communities are well represented in the Pilbara region. None of the plant communities recorded in the Project area considered to be Threatened Ecological Communities (TEC’s) pursuant to Schedule 2 of the EPBC Act.

The vegetation condition of the Wonmunna Mine area has been affected by tracks, exploration activities and infrastructure. The condition of vegetation in the areas have not been affected by grazing.

A Level 2 flora and vegetation survey has been conducted by G&G Environmental within the Wonmunna Mine tenements. An autumn and spring reconnaissance was conducted in May and September 2011 in accordance with the EPA Guidance. A total of 16 vegetation associations were defined and mapped, comprising six riparian, two spinifex steppe, one shrub-land, two Acacia woodlands, one Eucalyptus woodland and four Eucalyptus mallee woodland communities (G&G Environmental 2014). Of the 16 vegetation associations mapped, 15 occur in the Purpose Permit area with one riparian vegetation (C2) occurring outside of the permit area.

Vegetation within the Purpose Permit area is dominated by six of the vegetation communities. The Eucalyptus woodland (EW1) and three Eucalyptus mallee woodlands (M2, M3 and M4) comprise a combined 63.27% of the survey area. A single spinifex steppe community (SS1) covered 10.78% and Acacia woodland (AW1) covered 20.15% of the survey area. Riparian vegetation, dominated by Eucalyptus camaldulensis woodland, accounted for 3.28% of the Purpose Permit area. The remaining nine associations comprised a total of just 2.53% of the Purpose Permit area which covered 61.93 hectares.

All vegetation associations closely resemble the previously recorded common and widespread vegetation communities of the Pilbara and most are represented in conservation areas and on vacant Crown land.

A total of 270 taxa, comprising 210 perennial and 60 annual species from 42 families and 124 genera have been recorded at the Wonmunna Mine. The most recorded families were Fabaceae, Poaceae and Malvaceae. The Amaranthaceae, Asteraceae, Goodeniaceae, Myrtaceae, Chenopodiaceae and Scrophulariaceae were also well represented. The dominant families were also dominant in other flora surveys conducted previously in the Hamersley sub-region of Pilbara bioregion.

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The desktop survey revealed 169 threatened floras for the Pilbara bioregion, which included three threatened species (Lepidium catapycnon and Thryptomene wittweri), 51 P1 taxa, 29 P2 taxa, 70 P3 taxa and 10 P4 taxa. Thryptomene wittweri is listed as vulnerable and has been recorded in the Hamersley sub-region of Pilbara.

Aluta quadrata is listed as endangered and has been recorded in the Hamersley sub- region. Although NatureMap (2014) lists 21 records for the species, the closest occurs more than 120km from the Wonmunna Mine site.

Lepidium catapycnon is listed as vulnerable and has been recorded in the Hamersley sub-region. NatureMap (2014) lists 44 records for the species and the closest record is within 6 km of the Wonmunna Mine. This species was the only flora highlighted in an EPBC Act search on the Mine area (G&G Environmental 2014). Van Vreeswyk et al (2004) recorded five P taxa inhabiting the site types that may potentially occur in the survey area (Table 5-4).

SPECIES*	PRIORITY CODE
Lepidium catapycnon	T
Acacia aphanoclada	P1
Bulbostylis burbidgeae	P4
Eremophila pilosa	P1
Josephinia sp Marandoo	P1
Sida sp. Barlee Range	P3

Table 5-4 Priority Species Recorded by Van Vreeswyk et al (2004) in Similar Site Types

No threatened flora species were recorded at the Wonmunna Mine during the surveys. The search of the DEC database identified that there were no known records of threatened or priority flora within the survey area.

A single individual of the P3 species Gymnanthera cunninghamii was recorded in a creek bed during the May 2011 survey. However, this plant was located outside of and to the north of the Wonmunna Mine tenement boundary. A search along the creek-line for several hundred metres both up and downstream failed to locate any further plants (G&G Environmental 2014). Targeted searches for this species conducted in similar habitat within Project areas during the September survey did not locate any additional plants even though the Wonmunna Mine area lies within the documented distribution of the species (Florabase 2014).

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5.5 Infrastructure

The Wonmunna Mine is located within the Shire of East Pilbara (Pilbara Region), which covers an area of over 371,000 km2 and has an economy based on mining, tourism and pastoral operations. The continuing operations of various Rio Tinto subsidiaries and other mining companies in the area contribute significantly to the economy and employment in the Shire.

The township of Newman was established by the Mount Newman Mining Company Pty Ltd in 1968 to house employees working at the Mount Whaleback mine, 6 km away. The town is by far the largest urban settlement in the Shire of East Pilbara with a permanent population of approximately 4,200 people. Newman has become an important regional centre due to its proximity to mining and mineral exploration-sites and its airport that supports the fly-in fly-out mine workforce.

6 History

Information contained in this section has been gathered from the public domain and in conversations with Vox Royalty. Information includes work completed on the Wonmunna Mine which are subject to all, or part of, the Royalty.

This section quotes mineral resources and reserves presented in the public domain. The Mineral Resource Estimates and Mineral Reserve Estimates described are reported according to JORC (2012) guidelines and not to CIM definition standards. The authors caution that a qualified person has not done sufficient work to validate the historical estimates, and the authors are not treating the historical estimates as current mineral resources or reserves. The authors have not completed a detailed review of the historical resource or completed a new resource estimate in this Technical Report.

6.1 Historic Exploration

Several companies have held the mineral tenure in the Wonmunna Mine area dating back to the 1960’s. The district was initially targeted for base metal mineralisation.

The US Metals Refining Co. completed pitting and trenching in several areas of the tenement between 1963 and 1964, including the Bull, Sleepy Hollow and Ironstone prospects. The work revealed widespread secondary copper mineralisation, but no follow-up work was completed by the company.

Western Mining Corporation Ltd (“WMC”) undertook a regional exploration program for copper mineralisation in the Jeerinah Formation between 1967 and 1975. WMC completed detailed work which included soil geochemistry and drilling of 112 reverse circulation boreholes on 19 short traverses at the Wanna Munna, Bull, Sleepy Hollow and Ironstone prospects. Two diamond drillholes were completed at the Bull prospect. The drilling located widespread secondary copper mineralisation (10.7 m @ 3.4% Cu). No further follow-up was completed by WMC.

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Forsayth NL (“Forsayth”) targeted the area for gold mineralisation in 1989 and completed a stream sediment geochemical survey. The survey returned widespread gold anomalism (up to 1.6 ppm Au) in bulk leach extractable gold (BLEG). Limited follow-up soil geochemistry and rock-chip sampling located a quartz vein at a shale- dolerite contact assaying up to 1.5g/t Au. No further follow-up work was completed by Forsayth. A stream sediment survey also identified anomalous copper (1,250 ppm) and zinc (1,100 ppm), for which no follow-up work was completed.

6.2 Recent Exploration

More recent exploration commenced in 2004 when Talisman was granted exploration license EL47/1137. Talisman originally targeted the tenement for base metal (Cu/Zn/Ag) mineralisation. Surface sampling and reconnaissance reverse circulation drilling was completed at the Bull, Tavros, Sleepy Hollow, Layoff and Schwanny’s prospects. This drilling encountered Cu/Zn/Ag mineralisation at the Bull and Tavros prospects, with weak mineralisation found at Schwanny’s Prospect.

Poondano Exploration Pty Ltd (“Poondano”), a subsidiary of Mount Gibson Iron Limited, drilled 21 shallow boreholes in 2005 (maximum depth 50m) to test the pisolite developed on the Jeerinah Formation in the centre of exploration license E47/1137. Results were encouraging with the best intersection averaging 22m at 60.8% Fe from 14m depth. The joint venture between Poondano and Talisman was terminated in 2006.

6.2.1 Talisman - 2007-2010

In 2007, Talisman’s focus shifted from base metals to iron ore with the realisation that the Wonmunna Mine area had potential for Channel Iron Deposits (“CID”) and haematite-goethite Fe ore mineralisation within the Marra Mamba Formation.

In 2009, Talisman completed resource definition reverse circulation drilling of the Marra Mamba Iron Formation at the NMM, CMM and SMM prospects. The location of the boreholes, together with plans outlining the +50% Fe and +60% Fe ore bodies at the individual prospects are displayed in Figure 6-1 to Figure 6-3. Geological cross sections through the NMM, CMM and SMM prospects are shown in Figures 6-4, 6-5 & 6-6 respectively. A total of 600 boreholes for 29,865m were completed: 333 holes for 15,787m at NMM, 82 holes for 3,980m at CMM and 185 holes for 10,098m at SMM. Six diamond core holes (PQ3 diameter) were also completed at the CMM and SMM prospects for metallurgical and ore-characterisation test-work.

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Figure 6-1 Location of Boreholes drilled by Talisman Mining Ltd and outline of +50% and

+60% Fe orebodies at SMM, CMM and NMM

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Figure 6-2 Location of boreholes and +50% and +60% Fe orebodies at the SMM and CMM targets

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Figure 6-3 Location of boreholes and +50% and +60% Fe orebodies at the NMM targets

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S
N
7441400N
7441600N
7441800N
WNC439
WNC438
WNC437
WNC436
WNC435
WNC434
WNC433
WNC432
WNC431
WNC430
WNC429
WNC103
24m@54.4% Fe
32m@56.8% Fe
44m@59.3% Fe
30m@61.1% Fe
30m@58.2% Fe
16m@61.3% Fe
10m@59.1% Fe
16m@60.8% Fe
6m@51.4% Fe
CID
BIF
Shale
+ 50% Fe
+ 60% Fe
Wonmunna NMM Resource Section 709900E

S
N
7441400N
7441600N
WNC517
WNC518
WNC519
WNC520
WNC521
WNC522
WNC523
WNC524
WNC525
WNC526
WNC527
4m@52.6% Fe
22m@57.2% Fe
6m@60.4% Fe
10m@52.3% Fe
12m@58.3% Fe
8m@60.0% Fe
4m@57.2% Fe
10m@51.9% Fe
22m@55.9% Fe
4m@60.3% Fe
6m@53.5% Fe
CID
BIF
Shale
+ 50% Fe
+ 60% Fe
Wonmunna NMM Resource Section 711500E

S
7441600N
7441800N
7442000N
WNC394
WNC393
WNC392
WNC391
WNC390
WNC389
WNC388
WNC387
WNC385
WNC386
30m@58.3% Fe
8m@62.8% Fe
36m@57.4% Fe
6m@62.0% Fe
22m@59.6% Fe
14m@61.5% Fe
12m@57.3% Fe
4m@60.3% Fe
6m@52.5% Fe
8m@56.6% Fe
6m@57.7% Fe
CID
BIF
Shale
+ 50% Fe
+ 60% Fe
Wonmunna NMM Resource Section 713100E

Figure 6-4 Cross section through the NMM Orebody

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Figure 6-5 Cross Section through the CMM Orebody

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Figure 6-6 Cross Section through the SMM Orebody

An inferred mineral resource was estimated by the Quantitative Group (“QG”) in 2009 based on Talisman’s drilling results. The QG resource summary is shown in Table 6.1.

	Fe cut- off	Ore Mt	Fe %	Si2O3%	Al2O4%	P %	LOI %
NMM Resource	50%	47.2	55.9	6.9	3.7	0.07	8.9
NMM DSO Resource	60%	6.2	61.4	3.0	1.8	0.07	7.2
CMM Resource	50%	15.2	56.8	5.7	3.3	0.10	9.5
CMM DSO Resource	60%	2.4	61.2	3.3	1.7	0.10	7.4
SMM Resource	50%	15.9	55.3	6.7	3.8	0.07	9.7
SMM DSO Resource	60%	1.4	61.2	2.9	1.6	0.06	7.6
Total Wonmunna Mineral Resources	50%	78.3	56.0	6.6	3.6	0.08	9.2
Total Wonmunna DSO Resources	60%	10.0	61.3	3.1	1.7	0.08	7.3

Table 6-1 Resource summary based on the Historic Mineral Resource Estimate by QG in 2009

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In June 2009, Talisman commissioned AMC Consultants Pty Ltd. (“AMC”) to conduct a scoping study based on QG’s resource estimate detailed in Table 6-1. AMC examined nine operating options shown in Table 6-2.

Mining Fleet	Processing Plant	1 Mtpa	2 Mtpa	5 Mtpa
Owner	Owner	Y	Y	Y
Contractor	Owner	Y	Y	Y
Contractor	Contractor	Y	Y	Y

Table 6-2 AMC Scoping Study Options

Pit optimisations were initially performed on the high grade, 60% Fe cut-off grade (“COG”) models for the nine options. In these options, road transport to Port Hedland (393km to the north of the mine) was required. Talisman decided to focus on a road haulage distance to either of the two nearest mines, namely West Angelas or Hope Downs. Talisman subsequently requested a further option of hauling 100km be considered, to determine if hauling to Fortescue Metals Group’s Cloudbreak mine would be viable. Following initial consideration of longer haul operations, Talisman decided to focus on a 25km road haul for the Scoping Study. This was because the nearby mines were considered potential buyers of Wonmunna Mine ore.

After the initial pit optimisation of the high grade 60% Fe COG models, an additional set of optimisations were done on the low grade 50% Fe COG models. This generated another nine options to give a total of 18 options. At the time, AMC considered resource grades of less than 57% Fe not saleable, as the grade is lower than the other neighbouring mines and the level of impurities associated with low grade ore is higher. There are more contaminants in the lower cut-off grade which effectively lowers the price of the product.

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Resource Cut-Off Grade	Ore	Fe	Si2O3	Al2O4	P	LOI
	Mt	(%)	(%)	(%)	(%)	(%)
Pilbara Average	NA	62.0	3.5	1.7	0.06	4.4
Wonmunna 60% High Grade COG	10.0	61.3	2.9	1.7	0.06	6.9
Wonmunna 57% Low Grade COG	27.0	58.3	5.0	2.7	0.08	8.5
Wonmunna 58% Low Grade COG	14.0	59.1	4.5	2.5	0.08	8.2
Wonmunna 59% Low Grade COG	6.0	59.8	4.1	2.3	0.07	7.7
Wonmunna 60% Low Grade COG	2.0	60.7	3.3	2.2	0.10	7.9
Wonmunna 60% Low Grade COG	0.4	61.7	3.4	1.8	0.07	6.1

Table 6-3 Properties of other Pilbara Operations and Wonmunna High & Low Grade options

The high-grade ore from the 60% Fe COG at Wonmunna Mine is close to the average quality produced in the Pilbara as a whole. It was assumed to be readily saleable by AMC (2009). The ore properties listed in Table 6.3 indicate that raising the COG naturally improves the quality of the ore. However, the amount of ore dramatically reduces as the COG is raised. AMC assumed the low grade 57% Fe COG is readily saleable.

Based on the Study, AMC concluded that the project is potentially economic based on either high-grade or low-grade ore if: Ore is transported 25 km to a nearby mine, it is owner or contract mined and processed and the production rate is 2 Mtpa or 5 Mtpa. The project was considered potentially uneconomic if ore haulage by truck 393 km to the nearest port was considered, as well as a production rate of 1 Mtpa at iron ore prices in 2009.

6.2.2 Rico Resources Limited - 2010-2014

In January 2010, Rico purchased the iron ore assets of Talisman for a consideration of $43.7M in cash and shares. It completed several exploration activities, including detailed geological mapping, additional aeromagnetic surveys and interpretation, and surface sampling. Neither the location of the boreholes, their assays, or the revised

+50% and 60% orebody outlines have been made available for incorporation into this section by KCL. Rico also defined a new orebody, the EMM which had not been mentioned previously by Talisman.

In 2011, Rico commenced a large drilling programme to better define the mineral resources. The resource definition drilling program comprised 626 RC boreholes for 26,511m and 6 diamond drill boreholes for 356m at the NMM and CMM deposits.

A first-phase reverse circulation drill program was also completed at the Eastern Marra Mamba (EMM) prospect with a total of 29 boreholes for 1,142m. Downhole geophysical logging was carried out on all new boreholes as well as some historic holes. The survey included measurements of natural gamma radiation and rock density using gamma-gamma.

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Detailed geological mapping by Rico revealed new information about the character of the complex lithologies hosting the orebodies. Following the additional drilling and mapping, the resources were updated by Coffey Mining in 2012, who reported a substantial resource upgrade. The resources estimated at the Wonmunna Mine on the 21st of March 2014 (detailed in Table 6-4), showed an increase to 84.2 Mt @ 56.5% Fe and 13.5 Mt @ 61% Fe using cut-off grades of 50% and 60% respectively. Schematic cross sections through the NMM, CMM, SMM and EMM following the drilling by Rico are shown in Figure 6-7. It should be noted that these mineral resources and reserves are presented in the public domain. The Mineral Resource Estimates and Mineral Reserve Estimates described here reported according to JORC (2012) guidelines and not to CIM definition standards. The authors caution that a qualified person has not done sufficient work to classify the historical resource as a current mineral resource, and the company are not treating the historical estimates as current mineral resources or reserves. The authors have not completed a detailed review of the historical resource or completed a new resource estimate in this Technical Report and therefore, whilst no material differences are expected had the author completed sufficient work, the resource should not be relied on.

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Deposit	JORC (2012) Category	Fe cut-off	Million Tonnes	Fe %	SiO2%	Al2O3%	P %	LOI %
NMM Deposit*	Inferred	50%	1.9	59.2	4.2	2.5	0.08	8.8
		60%	0.7	60.8	3.5	2.1	0.08	7.1
	Indicated	50%	39.7	57.1	5.6	3.3	0.08	8.7
		60%	7.4	61.1	3.3	1.9	0.08	7.0
	Inferred + Indicated	50%	41.6	57.2	5.6	3.2	0.08	8.7
		60%	8.1	61.0	3.3	1.9	0.08	7.0
	Inferred	50%	3.8	57.0	5.2	3.3	0.11	9.3
CMM Deposit*		60%	2.9	61.1	3.0	1.9	0.11	7.4
	Indicated	50%	14.4	57.1	5.6	3.3	0.10	9.0
		60%	0.8	60.8	3.2	2.0	0.11	7.3
	Inferred + Indicated	50%	18.2	57.0	5.5	3.3	0.10	9.1
		60%	3.6	61.0	3.0	1.9	0.11	7.4
SMM Deposit**	Inferred	50%	17.2	55.3	6.7	3.8	0.07	9.7
		60%	1.7	61.2	2.9	1.6	0.06	7.6
EMM Deposit***	Inferred	50%	7.2	54.0	7.9	4.6	0.08	9.5
		60%	0.1	60.1	3.5	2.2	0.08	7.9
Total Resources	Inferred + Indicated	50%	84.2	56.5	6.0	3.5	0.08	9.1
	Inferred + Indicated	60%	13.5	61.0	3.2	1.9	0.09	7.2

Table 6-4 Resource Summary as at the 21st of March 2014

* Resources estimated by Coffey Mining in 2012.

** Resources estimate update by Quantitative Group 2012.

*** Resource estimate by CSA Global 2012

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Figure 6-7 Schematic Sections through the NMM, CMM, SMM and EMM orebodies

An important milestone for the project was achieved in April 2012 when a Native Title Agreement with the Ngarlawangga Native title claimants was signed. This Agreement led to the granting of mining leases M47/1423, M47/1424 and M47/1425 in April 2012. The Native Title Agreement provided a framework for the traditional owners and the project owners to negotiate native title issues during the development of the project.

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Rico in conjunction with the traditional owners initiated a skills survey of the Ngarlawangga community. A partnership with the local community was evident during this period.

Following its acquisition in 2014, Ascot re-announced Rico’s 12th April 2012 ore resource statement on the 6th of January 2015. Ascot completed geotechnical drilling and water management studies in support of design parameters used to develop pit designs for ‘selected’ shells from mine optimisation studies. The company arranged Native Title Mining Agreements with two claimant groups whose claims affected the Wonmunna Mine. Heritage surveys were completed for the proposed project footprint, including all planned mining and infrastructure disturbance areas. An application under Section 18 of the Aboriginal Heritage Act (WA) to disturb potential sites was made and supported by both claimant groups.

Ascot were granted a Native Vegetation Clearing Permit for the proposed project footprint and submitted the Ascot Mining Proposal including closure plan to the Department of Mines and Petroleum in November 2014. Ascot was also granted a miscellaneous licence for a 180m haul road to link the mining operation to a specified entry point on to the Great Northern Highway to allow for quad road trucks to transport DSO product from Wonmunna to a delivery point at Port Hedland.

The Department of Mines and Petroleum of the Government of Western Australia approved the Ascot Mining Proposal in March 2015. The Australian Aboriginal Mining Corporation (“AAMC”) acquired the Project from Ascot Resources in December 2018.

The following section includes technical information in respect of Item 14 of Form 43- 101F1. The technical information as presented is however limited in nature due to reliance on and the availability of such information in the public domain and the Company has an exemption from completing such information in full pursuant to Part

9.2 of NI 43-101.

6.3 Mineral Reserve

The mineral reserve estimate described in the following paragraphs is reported according to JORC (2012) guidelines and not to the CIM definition standards. The authors caution that a qualified person has not done sufficient work to validate the JORC (2012) estimates, and the authors are not treating the estimates as current mineral reserves as defined by CIM.

The authors have not completed a detailed review of the mineral resource or completed a new resource estimate in this amended NI 43-101 technical report. The authors do however believe that the JORC (2012) resources and reserves reported in this technical report have been completed to a competent JORC (2012) standard, unless otherwise stated. It is not believed that there would be any material difference in the reported reserve should the reserve be reclassified to CIM standard from JORC (2012).

The following section is an excerpt from the MRL’s Quarterly Exploration and Mining Activities Report (Mineral Resources, 2020) and the resource and reserve estimates have been extracted from the Wonmunna Maiden Ore Reserve Estimate as announced by Ascot in 2015. Changes to standardizations have been made to suit the format of this report.

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The mineral resources at Wonmunna are hosted within four primary deposits, NMM, CMM, SMM and EMM. The indicated and Inferred JORC (2012) compliant resource that sit within these four deposits is estimated at a combined total of 84.3 Mt @ 56.5% Fe.

Wonmunna’s JORC (2012) compliant Probable Reserve estimate is focused on the initial mining areas at CMM and NMM. The total reported Ore Reserve estimate as at February 2015 is 28.86 Mt @ 58% Fe (Table 15-1).

Table 6-5 Wonmunna Iron Ore Project - Ore Reserve Estimate (2015)

Notes

1.	Tonnes are in dry metric tonnes and have been rounded
2.	CaFe represents calcined Fe and is calculated as CaFe = Fe%((100-LOI)/100)

In 2020, MRL started construction on Wonmunna’s development to deliver a 5Mtpa – 10Mtpa iron ore operation, with first production achieved in March 2021.

Financial modelling completed by Ascot confirmed that the project is economically viable under 2015 assumptions. In the opinion of the QPs, cost assumptions and modifying factors applied in the process of estimation are reasonable.

The proposed mine design (Section 2.1) is considered to provide the basis of a technically and economically viable project and the proposed mine plan is technically achievable. All proposals for the operational phase involve the application of conventional technology which is widely utilized in Western Australia.

MRL purchased the Wonmunna Iron Ore Project from AAMC in September 2020, and produced its first iron ore in March 2021. The mine’s output is currently 5Mtpa with an initial mine life of 8 years. On June 29, 2022, MRL received government approval to increase production up to 13.5Mtpa.

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7 Geological Setting and Mineralisation

7.1 Regional Geology

The Project is situated within the Hamersley Basin in the West Pilbara Mineral Field. The tenement area is positioned in the hinge zone of a major regional anticline, the Wonmunna Anticline, which has exposed older Fortescue Group sediments and volcanics in an area otherwise uniformly underlain by Hamersley Group sediments (Figure 7-1).

The stratigraphy of the Fortescue Group in the tenement area comprises from the base upwards: the Jeerinah Formation which is made up of the Woodiana Sandstone (60m thick), overlain by the Warrie Member (80m thick) consisting of shale, a ferruginous chert and dolomite. The Warrie Member is overlain by the Roy Hill Shale (30m thick), a carbonaceous shale and mafic volcanics. Extensive dolerite bodies have intruded the Jeerinah Formation to form large sills that dominate the rock type in the tenement area.

The Hamersley Group contains five major BIF units, of which two, the Marra Mamba Iron Formation and the Brockman Iron Formation host the bulk of iron mineralisation currently being developed in the Pilbara Mineral Province. The Marra Mamba Iron Formation comprises three members the basal Nammuldi Member, the MacLeod Member and the upper Mount Newman Member. The Nammuldi Member contains chert-rich BIF, thin discrete shale bands and is up to 130m thick. The MacLeod Member (35m thick) contains BIF, chert and carbonates with numerous interbedded shale bands. The Mount Newman Member (60m thick) contains BIF interbedded with carbonate and shale bands. In the Wonmunna area, the Nammuldi Member is the host for iron mineralisation.

The basal BIF sequence of the Nammuldi Member conformably overlies the Jeerinah Formation in the tenement area. A goethite-rich chert outcrops at the base of the Nammuldi Member in the vicinity of the NMM and EMM deposits mark the contact. This goethite-rich chert may be a product of the mineralisation process that occurs in the BIF in these areas, or the massive chert may be a silicified thrust surface at the contact between the Nammuldi Member and the Jeerinah Formation.

A surficial laterite, which is probably the remnant of the original Hamersley Surface, is well developed in the southwest of the tenement area. This ferruginous duricrust, consisting of transported and residual ferruginous gravels and nodular lateritic materials, caps the bedrock geology. Partial erosion of the laterite has formed mesas, with breakaways exposing the underlying geology.

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Figure 7-1 Wonmunna Mine Geology (after GSWA Mapping)

7.2 Property Geology

The local geology of the Wonmunna Mine is displayed in Figure 7-1. The main unit hosing the orebodies within the Marra Mamba Iron Formation occurs as remnant synclinal keels, conformably overlying shales of the Jeerinah Formation. The synclinal keels have only been intersected in drilling beneath the surficial (iron-rich) deposits which blanket most of the project area.

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Two of these keel areas were discovered as due to destruction of magnetite in the BIF by the iron enrichment process at NMM and CMM. Regional drill traverses located a third keel to the south called SMM, and detailed mapping identified another small keel to the east of NMM called EMM.

Two small magnetic anomalies in the north-west and south-west of the tenement area represent the edges of more extensive Marra Mamba Formation in adjacent tenements, and potentially represent new areas to target additional resources.

It is interpreted that the mineralized BIF mapped at the project is the Nammuldi Member, the lower-most BIF unit in the Marra Mamba Formation (Table 7-1).

The Archaean rocks are exposed as a series of east-west trending synclines and anticlines in a complex ‘basin and dome’ configuration, with the long axes oriented east-west, and parallel to the dominant fold axis direction. Dips on the southern limb of synclines are typically steeper (60°N to vertical) and on the northern limbs are generally between 30°S and 45°S. The folds are truncated by both east-west and north-northwest trending faults (Figure 7-2).

Figure 7-2 Schematic Cross Section 710000 E across the NMM Deposit, West of Weeli Wolli Creek, looking East.

Surficial iron stone, likely a remnant of the Tertiary Hamersley Surface, is developed across the Project area. The iron stone occurs as indurated angular detrital ironstone with local fossil wood. Alluvial deposits are restricted to the larger creeks, including Weeli Wolli Creek which traverses the project area from south-west to north-east.

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STRATIGRAPHY			MEMBER	DOMINANT LITHOLOGY	THICKNESS (m)
		FORMATION
Cainozoic		Quaternary		Alluvium
		Tertiary		Alluvium and Detritals
Lower Proterozoic	Hamersley Group	Bolgeeda Iron Formation		BIF and Shale	220
		Wongarra Volcanics		Avid lavas and tuffs	120-600
		Weeli Wolli Formation		BIF, dolerite and shale	150-500
		Brockman Iron Formation		BIF, shales and minor chert	520
Archaean		Mt McRae Shale		Shale chert and minor BIF	50
		Mt Sylvia Formation		Shale, chert, dolomite and BIF	45
		Wittenoom Formation		Dolomite, shales and chert	150
			West Angela	Shales	variable
		Marra Mamba Iron Formation	Mt Newman	BIF and shale bands	50
			MacLeod	BIF/shales	35-50
			Nammuldi	BIF minor shales	100
	Fortescue Group	Jeerinah Formation		Shale, dolerite, basalt and chert	750
		Mt Jope Volcanics		Basalt and pyroclastics	120

Table 7-1 Wonmunna Mine Geological groups and lithologies

7.2.1 Mineralisation

Most of the mineralisation at the Wonmunna Mine is described as bedded goethite and haematite enrichment of the Nammuldi Member BIF, the lower most member of the Marra Mamba Formation.

The BIF unit in outcrop has its primary sedimentary fabric preserved but has been completely altered to intercalated layers of goethite, haematite, and limonite with some remaining silica rich layers (Figure 7-3). The mineralisation is primarily the result of supergene enrichment. The mineralisation is analogous to that being mined at Christmas Creek by Fortescue Metals group in the Chichester Ranges.

As well as the bedded mineralisation, several areas of detrital mineralisation and enriched duricrust occur along the edges of breakaways in the alluvial valleys. This material is comprised of variably mineralised clasts of Marra Mamba BIF in a matrix of polymictic alluvial/colluvial clays and sand. This mineralisation type is volumetrically small, lower grade and of less commercial interest than the bedded ore. However, it may be able to be beneficiated and provide an additional ore source for the project.

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Figure 7-3 Outcropping Mineralisation at NMM Deposit

The price of iron ore is not solely dependent on grade. The value depends on deleterious element geochemistry of the ore as well as physical parameters such as the lumps:fines ratio of the ore. The key deleterious elements are silica, alumina, phosphorous and sulphur. The Fe ore at the Wonmunna Mine has favourable geochemistry as discussed in Section 6. When iron ore is crushed and split into lump and fines components, there are systematic differences between the lump and fines grades.

Generally, the lump product is richer in iron and lower in the other minerals compared to the fines product. The grade differences between lump and fines, together with the lump percentage are referred to as the ‘lump algorithm.

8 Deposit Types

The Wonmunna Mine ore body comprises BIFs associated with the Marra Mamba Iron Formation common to the Pilbara Region.

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9 Exploration

MRL reported in April 2021 that they were carrying out 12,000m of resource definition drilling at Wonmunna. Results of this drilling program are yet to be publicly released as at the date of this Report and therefore cannot be disclosed by the author.

The company has requested, but not been provided with any current exploration data which can be disclosed in this section.

Per Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43‐101, Vox Royalty is exempt from providing this disclosure, as the information required to provide such disclosure is not available to Vox Royalty.

10 Drilling

MRL reported in April 2021 that they were carrying out 12,000m of resource definition drilling at Wonmunna. The results of this drilling program have not yet been published.

The company has requested, but not been provided with any current drilling results which can be disclosed in this section.

Per Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43‐101, Vox Royalty is exempt from providing this disclosure, as the information required to provide such disclosure is not available to Vox Royalty.

11 Sample Preparation, Analyses, and Security

The company has requested, but not been provided with any data on sample preparation, analysis or security which can be disclosed in this section.

Per Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43‐101, Vox Royalty is exempt from providing this disclosure, as the information required to provide such disclosure is not available to Vox Royalty. No sample preparation, analyses, or security analysis has been publicly disclosed by MRL.

12 Data Verification

The company has requested, but not been provided with any data verification material. Furthermore the company is not required to conduct a site visit under section 9.2 of NI 43-101.

Per Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43‐101, Vox Royalty is exempt from providing this disclosure, as the information required to provide such disclosure is not available to Vox Royalty. No data verification data has been publicly disclosed by MRL.

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13 Mineral Processing and Metallurgical Testing

The following section is an excerpt from the Ascot Maiden Ore Reserve Statement (Ascot, 2015b). Changes to standardizations have been made to suit the format of this report.

Metallurgical information is based on test work that used 290m of drill core from the NMM and CMM deposits. The metallurgical drilling coverage is sufficient for the project at PFS level.

Analysis and process design of the project was completed by CSA Global and other external engineering vendors. The metallurgical interpretation and design support a reasonable project proposal.

The current project processing procedure is a dry 2-stage crush and screen to produce a -8mm product. This type of technology is well known and has precedence in current Pilbara iron ore operations.

Modifying factors are applied at Reserve level, and the project strategy produces a single product without any associated upgrading.

14 Mineral Resource Estimates

The authors have not conducted sufficient verification on the mineral resource estimates that exist for the project and therefore they cannot be considered to be current and are reviewed instead in section 6.

The mineral resource estimate described in this report are reported according to JORC 2012 guidelines and not to the CIM definition standards. The authors caution that a qualified person has not done sufficient work to verify the historical JORC 2012 estimates as a current mineral resource or reserve estimate, and Vox is not treating the historical estimates as current mineral resources or reserves as defined by CIM. The authors have not completed a detailed review of the mineral resource or completed a new resource estimate in this amended NI 43-101 technical report. Vox believes that the disclosure of the historical estimates is relevant to show the historical resources and reserves that have been delineated on the project but shareholders should not rely on the historical estimates as a current estimate. The authors do however believe that the historical JORC 2012 resources and reserves reported in this amended technical report have been completed to a competent JORC 2012 standard, unless otherwise stated. It is not believed that there would be any material difference in the reported resource should the resource be reclassified to CIM standard from JORC 2012.

Per Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43‐101, Vox Royalty is exempt from providing this disclosure, as the information required to provide such disclosure is not available to Vox Royalty.

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15 Mineral Reserve Estimates

The authors have not conducted sufficient verification on the mineral reserve estimates that exist for the project and therefore they cannot be considered to be current and are reviewed instead in section 6.

The mineral reserve estimate described in this report are reported according to JORC 2012 guidelines and not to the CIM definition standards. The authors caution that a qualified person has not done sufficient work to verify the historical JORC 2012 estimates as a current mineral resource or reserve estimate, and the authors Vox is not treating the historical estimates as current mineral resources or reserves as defined by CIM. The authors have not completed a detailed review of the mineral resource or completed a new resource estimate in this amended NI 43-101 technical report. Vox believes that the disclosure of the historical estimates is relevant to show the historical resources and reserves that have been delineated on the [project] but shareholders should not rely on the historical estimates as a current estimate. The authors do however believe that the historical JORC 2012 resources and reserves reported in this amended technical report have been completed to a competent JORC 2012 standard, unless otherwise stated. It is not believed that there would be any material difference in the reported resource should the resource be reclassified to CIM standard from JORC 2012.

Per Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43‐101, Vox Royalty is exempt from providing this disclosure, as the information required to provide such disclosure is not available to Vox Royalty.

16 Mining Methods

16.1 Mine Design

The following section is an excerpt from the Ascot Mining Proposal (Ascot, 2015a). Changes to standardizations have been made to suit the format of this report.

The Project will involve the extraction of high-grade iron ore from the three Marra Mamba deposits and will thus require the development of multiple open pits, commencing at the western end of the North Marra Mamba deposit.

Under this Mining Proposal, it is proposed that 34.4 Mt of ore at 57.3% Fe (mineable inventory) will be mined along with 51.1Mt of waste over the expected life of the mine. The mine plan (Table 16-1) and throughputs are based on an average grade of 57.5% Iron and production of 3Mtpa of ore in year one increasing to 5Mtpa from year three to end of mine life at year eight.

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Table 16-1 Mining Inventory for the proposed Wonmunna Mine (Ascot, 2015a)

The Project will initially be developed over a 12-month period with production planned to commence in Q2, 2015. Drilling and blasting will be used in the mining of the ore and overburden, with conventional mining excavators and mine trucks hauling the ore from the pits to the crushing and screening plant.

Conventional open pit mining will be undertaken. Initially the ore and overburden will require drilling and blasting. The material will then be loaded onto 85 – 120 tonne dump trucks using mine excavators with ancillary support equipment. Ore will be hauled directly from the pits to the Run of Mine (“ROM”) at the crusher stockpile area.

Waste from the Wonmunna operation will be accommodated in waste dumps beside the pits. The waste dumps have been designed in accordance with the DMP Guidelines (DMP 1996) and waste characterisation. It was determined to sheet the concave slope designs with 1m of lateritic subsoil, before the placement of 10cm topsoil

Medium scale diesel-hydraulic open pit mining equipment will be utilised for mining of the pits at Wonmunna, requiring the equipment detailed in Table 16-2. A contractor will be engaged for the mining of the open pit.

Table 16-2 Mining Equipment (Ascot, 2015a)

The pit designs for the Wonmunna Mine are based on the results from open pit optimisations which applied technical and economic factors to the Mineral Resource Estimate. Assuming there is no significant variation in either operating costs or iron ore price, the optimisations indicate the portion of the existing resource that can be extracted by open pit mining methods. Some potential existsat the Project for the extraction of additional portions of the resource as further exploration is undertaken.

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Pit ramps have been designed at (minimum) 25 metre widths for 2-way traffic and 15 or 20 metre widths for single lane traffic. All pit ramps have been designed using an average gradient of 1:10.

On site processing will be limited to dry crushing and blending according to market requirements. The Project is being developed to target the export market, although some mine gate sales may be considered. Export product will be hauled to the Port Hedland port via the Great Northern Highway.

16.2 Mine Production

The following section is an excerpt from the Ascot Maiden Ore Reserve estimate (Ascot, 2015b). Changes to standardizations have been made to suit the format of this report.

Both the NMM and CMM deposits have generally simple geometry, with mineralised zones and boundaries that are clearly defined for the purposes of grade control and overall management of product quality.

The proposed mine has a low stripping ratio of ~1.3 tonnes of waste per tonne of ore over the life of the mine. Ascot’s mine planning consultant, Orelogy, modelled dilution and mining ore loss by applying ‘edge effects’ and regularisation of the Mineral Resource block model. The dilution process involved ‘re-blocking’ to 6.25m x 6.25m x 2.0m for the Selective Mining Unit (“SMU”) size followed by applying additional block ‘edge effects’ using in-house algorithms.

A variable cut-off grade policy between 52% Fe to 54% Fe was used to define ore, with material between 50% Fe and the pit cut-off to be stockpiled as a potential future low-grade product or for potential beneficiation. The cut-off grade is applied after dilution and is selected based primarily on achieving an ore product of 58% Fe with marketable chemical and physical characteristics.

The following section is an excerpt from Talisman’s Half Year Report for December 2021 (Talisman, 2021). Changes to standardizations have been made to suit the format of this report.

Talisman holds an uncapped 1% gross revenue royalty on the sale of iron ore (and other mineral and metals) from MRL’s Wonmunna Iron Ore Mine. Iron ore production commenced at Wonmunna in March 2021 and is currently operating at its designed production output of 5 Mtpa.

Additionally, MRL has announced that it has received the required approvals to potentially expand Wonmunna’s production output up to 10Mtpa.

During the reporting period Talisman received royalties from iron ore sales at Wonmunna totaling AUD$2.7 million.

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The following section is an excerpt from an article in Investor Insights (Investor Insights, 2022). Changes to standardizations have been made to suit the format of this report.

Ore from Wonmunna will be used to underpin MRL’s Utah Point Hub iron ore blend, which includes tonnes from Iron Valley, and will incorporate production from the proposed Lamb Creek and Wedge mines.

The addition of Wonmunna production will help MRL boost output from the Utah Point export facility at Port Hedland towards 14Mtpa by the end of the December 2021 Quarter.

Wonmunna, 80km north-west of Newman and 360km south of Port Hedland, was purchased from the Australian Aboriginal Mining Corporation Limited (AAMC) in the September 2020 Quarter. In line with the undisclosed terms of the transaction, AAMC’s shareholders will be receiving a royalty in respect of the first 40 million dry metric tonnes extracted and removed from the area.

On June 29, 2022 MRL were granted approval for the MRL Feb 2022 Mining

Proposal, permitting the following changes:

•	Increase in the approved annual production rate from 10 Mtpa to 13.5 Mtpa;
•	Introduction of mobile crushing plants to support fixed plant crushing operations;
•	Expansion of the Above Water Table (AWT) mining footprint, including changes to both Key and Other activities;
•	Extension of the NMM (West Pit) Below Water Table; and
•	Consolidation of previous granted mining proposals (REGID 53252; REGID 82535; REGID 94408; REGID 95918 and REGID 99189).

The remaining life of the project is estimated at 5 years based on the revised production rate of 13.5 Mtpa. A progressive rehabilitation schedule is included in Table 33 of the MRL Feb 2022 Mining Proposal which indicates initial rehabilitation of waste rock landform footprints from 2025 through to 2028.

MRL currently operate the Wonmunna Mine and Iron Valley iron ore mine in the Pilbara region together to optimize product quality blending and to fully utilize bulk export capacity through Utah Point Hub at Port Hedland. The Wonmunna Mine production of 5 Mtpa – 13.5 Mtpa is blended with Iron Valley Mine production to utilize the combined 14 Mtpa port capacity at the Utah Point berth. Iron Valley Mine ore is complementary blended with Wonmunna Mine ore, based on Iron Valley’s high premium iron content (58% - 60% Fe) but high phosphorus penalties (0.15% - 0.20% P) which are offset by Wonmunna Mine’s lower iron content (56% - 58% Fe) but low phosphorus penalties (0.06% - 0.10% P). The final blended Wonmunna/Iron Valley products being exported by MRL through Utah Point have averaged 57.5% – 58.7% Fe fines and 58.7% - 59.6% Fe lump in FY20 and FY21.

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The Wonmunna Mine produces an iron ore fines product (~75% of production) and a premium lump product (~25% of production), the latter of which attracts a ‘lump premium’ with downstream steel mill customers.

The Wonmunna Mine ore also has advantageously high Loss On Ignition (“LOI”) which results in a high calcined iron content (“CaFe”) post direct reduction in furnaces of 63% - 65% CaFe. This high LOI allows steel mill customers to easily upgrade the Wonmunna iron content post decomposition of volatile compounds such as water vapour, carbon dioxide and sulphides.

16.3 Land Clearance

The following section is an excerpt from the Ascot Mining Proposal (Ascot, 2015a). Changes to standardizations have been made to suit the format of this report.

A Native Vegetation Clearing Purpose Permit for the Project was approved for 555ha and is valid from October 18th, 2014, until January 31, 2020.

Vegetation will be stripped using dozers with a clearing rake blade attached. The cleared vegetation will be stockpiled in wind rows adjacent to topsoil stockpiles. All stockpiles will be placed strategically adjacent to designated waste dump areas. Vegetation will be utilised in the rehabilitation of disturbed areas.

The clearing will occur over a period of five years from 2015 to 2020. Clearing and construction are anticipated to commence in January 2015 with operations expected to commence in Q2 2015. Clearing will be restricted to only what is essential to implement the mine proposal. Staged clearing will be undertaken on an ongoing basis throughout the life of the proposed mine, where practicable, to minimise the age of temporary topsoil stockpiles and to reduce potential dust generation from disturbed zones.

A 1km wide Exclusion Zone has been incorporated into all planning for the protection of the Weeli Wolli Gorge area.

16.4 Geotechnical Modelling

The following section is an except from the Ascot Mining Proposal (Ascot, 2015a). Changes to standardizations have been made to suit the format of this report.

A geotechnical study was completed detailing the analyses completed, the ground conditions and recommendations for the design of the Wonmunna Open Cuts. Overall pit wall angles were based on an initial conservative approach and will be continually reviewed as more geotechnical information is analysed throughout the life of the mine. Details of the proposed pit dimensions and key mining parameters are provided in Table 16-3.

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Table 16-3 Key Mining Parameters for the Wonmunna Mine (Ascot,2015)

Where feasible, smaller pits may be backfilled, however most of the waste material will be stored within waste landforms. Design criteria of waste dump landforms and rehabilitation planning is detailed further in Ascot (2015). There will be no production of tailings at the Project, and so no requirement for tailings storage.

16.5 Hydrogeology

The following section is an excerpt from the Ascot Mining Proposal. It should be noted that changes to standardizations have been made to suit the format of this report.

The Central Pilbara region is drained by the Ashburton and Fortescue Rivers, which flow northwest towards the Indian Ocean. All rivers are seasonal, reflecting the erratic nature of rainfall, and only flow after heavy rain. Pools and springs are often present in the riverbeds after the rivers cease to flow. The rivers mostly flow through single well-defined channels, but the channels often become poorly defined in a network of braided tidal creeks and salt flats at the coast.

The Weeli Wolli Creek catchment, including Marillana Creek and Yandicoogina Creek, represents a significant surface water flow (10%) into the Fortescue Marshes 70km to the north. Weeli Wolli Creek can be divided into three zones: an upper catchment (above Weeli Wolli Springs), a lower catchment, and broad outwash on the Fortescue Plain.

The upper catchment comprises several tributaries that flow between east-west trending ranges before flowing through a narrow gorge in the Packsaddle Range at Weeli Wolli Spring. The gorge forms the surface and groundwater outlet from the southern half of the Weeli Wolli catchment. The spring is a permanent water feature that is supported by groundwater discharge. Surface water flow disappears about 2km downstream of the spring because of seepage and evaporation.

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Groundwater is fresh and slightly alkaline, although there is increasing groundwater salinity towards the spring (up to 600 mg/L TDS). This results from increased evapotranspiration near the gorge as the shallow water table supports extensive stands of phreatophytic vegetation.

Groundwater in the fractured rock aquifers occurs where secondary porosity has developed in fractured and weathered zones or along bedding plane partings or joints. Recharge is episodic and affected by direct infiltration of rainfall over areas where the rocks are fractured, weathered and jointed. Surface leakage flows into the basement rocks or through superficial sediments will also account for recharge.

Stream flow in the Pilbara region is directly in response to rainfall and is extremely dynamic with most of the stream flow therefore occurring during the summer months. The area experiences large changes in stream flow, with some associated variation observed in groundwater levels (particularly in shallow waters) from year to year and even decade to decade. Stream flow in the smaller flow channels is typically of short duration and ceases soon after the rainfall passes. In the larger river channels, which drain the larger catchments, runoff can persist for several weeks and possibly months following major rainfall events such as those resulting from tropical cyclones.

It is not uncommon for base flow to be uneven with some years exhibiting extremely low flow in creek systems and some years exhibiting relatively high flow which may be attributable to either once off large events (cyclones) or multiple smaller events (fronts and rain depressions).

It is unlikely that clearing of vegetation will have an impact on the groundwater, as recharge to this system is predominantly through direct infiltration into weathered and fractured rock strata or recharge from water losses through Weeli Wolli Creek bed during high rainfall events rather than from infiltration into the soil. Due to the planned implementation of the Weeli Wolli Exclusion Zone, it is unlikely that the creek system will be adversely affected by mining operations and therefore the creek system will continue to provide a recharge pathway to the groundwater.

Surface water drainage in the Project area generally trends north but is locally variable in dissected terrain. The clearing of native vegetation will be the minimum required to construct the mine infrastructure, which will avoid existing surface drainages to the maximum extent possible. Various small watercourses and sheet flow paths impacting the mine infrastructure (such as pits and waste dumps, processing areas, and roads) will require minor diversion of flows around or through the works (e.g. placement of culverts under roads) to maintain the existing hydrologic regime. With the implementation of the Exclusion Zone, riverine vegetation associated with major creek, wetlands or pools in that area will remain undisturbed with suitable buffer clearances to the operating mine area. All stormwater leaving disturbed areas of the site will be passed through sediment traps prior to release.

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The following section is an excerpt from the MRL March 2021 Mining Proposal (Mineral Resources, 2021b). It should be noted that changes to standardizations have been made to suit the format of this report.

The Proposal requires no additional disturbance of the approved OHP domain (REGID 53252). The Proposal requires no new or additional management commitments, with the following provided:

Wonmunna Mine - Surface Water Management (MP REGID 53252)

•	As indicated in the Wonmunna Surface Water Management Plan, “dirty” water runoff from the ore handling plant disturbance footprint will be captured and diverted through sediment basins prior to discharge to the downstream environment.

•	Where possible, “clean” water will be diverted around the Project disturbance areas. If this is not practicable, “clean” diversions through disturbance footprints will be constructed, with the “clean” water transferred via separate drainage to “dirty” water.

•	For all infrastructure areas, which includes the OHP, areas will be contained by perimeter bunding, with hardstands shaped to drain incidental rainfall to designated points. Perimeter bunds to be sufficient height to manage a 1:100 year, 72-hour storm event. For drains that direct surface water runoff to constructed sediment basins, the drain dimensions will be approximately 1 m wide, 1 m depth and side slope angles no greater that 1:3.

•	Nominal locations for surface water infrastructure provided in Figure 1 (taken from REGID 94408).

Table 16-4 Estimated Water Requirements (Ascot, 2015a)

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The following section is an excerpt from the MRL June 2021 Mining Proposal, prepared by MRL (Mineral Resources, 2021a). It should be noted that changes to standardizations have been made to suit the format of this report.

A 2.1 MW peak solar panel installation (solar farm) will be constructed south of the accommodation. On construction, the solar farm will supplement site diesel generators located at the NPI are (2 x 250 kVA), ROM Pad (3x 1250 kVA diesel generators) and accommodation camp (2 x 400 kVA).

The accommodation camp and ROM pad are interconnected by approximately

1.1 km of high voltage (11 kV) overhead line to allow for diesel power generation to be displaced by solar power generation during daylight hours. The solar farm is projected to displace approximately 2,400 tonnes of CO2 per annum and is designed to allow re-deployment to another mine site following cessation of the project operation.

The general layout is shown in Figure 16-1.

Figure 16-1 Wonmunna Site Plan (Mineral Resources, 2021a)

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16.6 Workforce

The following section is an excerpt from the Ascot Mining Proposal. It should be noted that changes to standardizations have been made to suit the format of this report.

The town of Newman is 85km to the south of the Project, and the closest main population centre. The Pilbara has a population of over 48,000 (ABS 2012) and 16.9% of residents are indigenous and 18.0% were born overseas. There is very little availability of local workforce, although there are some small support contract services available that will be utilised.

Through the agency of each of the Native Title Mining Agreements, WIO will pursue a policy of promoting indigenous employment. Most of the direct and contractor employment will be a Fly In/Fly out (“FIFO”) workforce utilising Newman Airport.

The majority will be working a 2 week on / one week off roster whilst it is expected that some senior staff will be on an eight days on / six days off roster. A summary of the workforce required for the Wonmunna Mine is provided in Table 16-5.

Table 16-5 Wonmunna Mine Manpower Schedule – 5 Mtpa (Ascot, 2015a)

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17 Recovery Methods

The following section is an excerpt from the Ascot Mining Proposal. It should be noted that changes to standardizations have been made to suit the format of this report.

Ore will be crushed and screened to a minus 8mm product size. This will be undertaken using a modular crushing and screening facility to process up to 5Mtpa over the 8-year mine life.

The mobile dry processing plant will require a low pad of 5m to be built with overburden from pre-stripping of the nearby NMM-west pit. Water will be added in the process and on the stockpile to mitigate dust generation.

The general layout of the plant (as at March 2022) is shown in Figure 17-1.

Figure 17-1 Process Plant at the Wonmunna Mine (Mineral Resources 2022)

The following section is an excerpt from the MRL March 2021 Mining Proposal (Mineral Resources, 2021b). It should be noted that changes to standardizations have been made to suit the format of this report.

This Mining Proposal seeks approval to increase the processing capacity from 5 Mtpa up to a maximum of 10 Mtpa. This processing increase is to be achieved through mining multiple pit stages concurrently and increasing the project’s Ore

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Handling Plant’s (OHP) crushing and screening capacity through installation of a lump re-screening facility within the approved footprint on M47/1424

The estimated commencement date was April/May 2021 with a completion date of 2025 (on grant of future MP’s estimated LOM 2028).

The maximum tonnes of material mined and processed was up to 30 Mtpa (potential increase in total inventory ≈ 50 – 60 Mt up to 2028).

As with the current facilities this will be a modular ore handling plant (dry crushing and screening, and stockpiling of ore). The Stage 2 site plan is shown in Figure 17-2.

Figure 17-2 Plant Layout – 10Mtpa Secondary Crushing (Mineral Resources, 2021b)

18 Project Infrastructure

The following section is an excerpt from the Ascot Mining Proposal. It should be noted that changes to standardizations have been made to suit the format of this report.

The Project is located approximately 70km west-northwest of Newman in the Pilbara region of Western Australia and is located within the Hamersley Ranges, which has a long mining history.

The Project is located within 25km of operating mines; Hope Downs (Rio Tinto/Hancock JV), Area C (BHPB) and West Angelas (Rio Tinto). The northern boundary of tenement M47/1425 abuts the Great Northern Highway.

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The Mining Proposal provides for a modular crushing and screening plant that will be installed south of the NMM-east pit and all ore will be hauled to that facility from the pits.

Conventional mine gravel haulage roads will be constructed to enable the mine trucks to safely haul the ore using locally sourced borrow material. A clearance width of up to 30m will enable the construction of a running surface of 20m with shoulders constructed on either side.

It is planned to haul the product (iron ore fines) to the port or to other mines for mine gate sales using the Great Northern Highway. The ore will be hauled in conventional quad road trains from the crusher area to the highway utilising the purpose-built road and through Miscellaneous Licence L47/727 onto the highway at the MRD approved entry point. Slip lanes will be constructed on the highway to Main Roads standard to allow for safe traffic flow.

The distance from the mine to Utah Point is approximately 350km. A return trip from the mine to the port and back will be undertaken in less than 12 hours allowing for rest breaks and refuelling in Port Hedland. Appropriate licences and permissions will be obtained from MRD, and the Heavy Haulage Section for this operation. At the production rate of 5 million tonnes per year it is expected that 87 trucking units will be required for a 24-hour operation. Trucks will be owner operated.

Figure 18-1 Surface Water Drainage Infrastructure (Mineral Resources, 2021b)

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Other facilities that will be required to support the operation include;

•	Power supply – diesel fired power station, estimated 3-4 MW,
•	Water supply infrastructure – Existing bore (MRD3) with known yield of 700kL/day located near NMM Pit east will supply some of the Projects water requirement, particularly during construction,
•	A borefield exploration program will be undertaken early in 2015 to enable location and establishment of water supply for the operation,
•	Fuel storage and dispensing via self-bunded storage and dispensing units,
•	Administration, including security and first aid,
•	Mining operations centre (MOC), workshop and warehouse facilities,
•	Communication and IT infrastructure,
•	Accommodation village (initially 150 then expanding to a 420-man camp),
•	Sample preparation and laboratory facility,
•	Water and sewage treatment plants,
•	Mining and light vehicle washdown bays,
•	Access and haul routes,
•	Hardstands, ROM pads and mobile crushing facilities,
•	Parking and laydown areas for light vehicles, and
•	Parking and workshop area for the road haulage trucks.

Water requirements for the operational mine have been estimated to be between 0.594 and 0.645 gigalitres per year (Table 16-4). It is expected that the water will be extracted with 3 boreholes from within the ore bodies below the water table and from fault systems on site. Investigation into the exact location of the bores will occur after mining has been approved. WIO will apply for the appropriate licenses when the program is finalised.

The MRL June 2021 Mining Proposal (Mineral Resources, 2021a) did not include any key mining activities and all proposed activities were categorized as Other Activities described below:

•	Expansion of the Non-Process Infrastructure (NPI) area;
•	Establishment of a process ore stockpile yard & E-W surface water drain;
•	Construction of borehole field and associated infrastructure;
•	Expansion of administration/offices;
•	Expansion of accommodation camp;
•	Construction of a solar farm facility;
•	Expansion of the magazine compound; and
•	Expansion of the site transport and services infrastructure corridor.

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19 Market Studies and Contracts

The company has requested, but not received, details on market studies and contracts. There is insufficient data available in the public domain to make a disclosure in this section.

Per Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43‐101, Vox Royalty is exempt from providing this disclosure, as the information required to provide such disclosure is not available to Vox Royalty.

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20 Environmental Studies, Permitting, and Social or Community Impact

The following section is an excerpt from the MRL March 2021 Mining Proposal (Mineral Resources, 2021b). Changes to standardizations have been made to suit the format of this report.

The Wonmunna Iron Ore Project (the “Project”) is a high-grade iron ore project located approximately 70 km west-northwest of Newman in the Shire of East Pilbara, Western Australia (WA), with the Project approved under REGID 53252 to produce up to 30 Million Tonnes (Mt) based on a production rate ranging from 3 – 5 Mt per annum (Mtpa) over a life of mine (LOM) of 8 years.

This Mining Proposal seeks approval to:

•	Increase the processing capacity from 5 Mtpa up to a maximum of 10 Mtpa.

This processing increase is to be achieved through mining multiple pit stages concurrently and increasing the project’s Ore Handling Plant’s (“OHP”) crushing and screening capacity through installation of a lump re-screening facility within the approved footprint on M47/1424.

This Mining Proposal (“MP”) submission will not result in any change to the following:

•	Land clearing of vegetation, as approved under MP REGID 53252
•	Ore Handling Plant disturbance footprint, as approved under MP REGID 53252
•	Management controls for dust and noise emissions at the OHP, as approved under MP REGID 53252 and Works Approval W6358/2020/1 (W6358)
•	Pit and/ or Waste Rock Landform (WRL) disturbance footprints, as approved under MP REGID 53252
•	Geotechnical aspects associated with the operating pits, as approved under MP REGID 53252
•	Mining methods for extraction of ore and mine waste from Project pits, as approved under MP REGID 53252
•	Waste rock management strategies for the Project’s WRLs, as approved under MP REGID 53252
•	Waste rock volumes to be generated and managed, as approved under MP REGID 53252
•	Waste rock sources and/ or characteristics (physical properties/ geochemical), as described in MP REGID 53252
•	Surface water management strategies for the Project, including the OHP domain, as described in MP REGID 53252
•	Mine closure activities for closure and remediation of the OHP domain, Pit and WRL domains, as approved under MP REGID 53252

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Other activities associated with the MP include:

•	MP REGID 94408 – An Ancillary Infrastructure MP is currently under assessment with DMIRS, with this submission including the establishment of a process ore stockpile yard and expansion of the accommodation camp and construction of a solar farm
•	Works Approval Amendment W6358/2020/1 - Emissions, including dust and noise generated from the increase in crushing and screening processing rates generated from the construction of a lump re-screening facility is currently being assessed by the Department of Water and Environmental Regulations (DWER)
•	Works Approval Amendment W6358/2020/1 - Emissions, including treated wastewater to land generated from an increase in the accommodation camp workforce is currently under assessment by DWER, involving an increase to Category 8
•	A hydrogeological drilling investigation is scheduled for April 2021 to support estimated LOM water requirements of 900,000 kL/ annum (50% contingency). Subject to the outcome of this investigation, an amendment to Groundwater Licence (GWL) 204222(2) and Groundwater Operating Strategy (GWOS) will be submitted to DWER for assessment.

21 Capital and Operating Costs

The following section is an excerpt from MRL’s Quarterly Exploration and Mining Activities Report (release date October 23, 2020) and from MRL’s FY22 Half Year Results dated February 9, 2022 (Mineral Resources, 2022).

MRL published an expected Wonmunna capital cost, including the purchase price, of

$126 million. Exports of 1.0 million to 2.0 million wmt were expected in H2 FY21. Operating costs are expected to be similar to MRL’s nearby Iron Valley Operation.

In Q3 2021 MRL commenced work on the installation of a 2.1MW solar array and battery at the Wonmunna mine site. Wonmunna is currently powered by diesel and the solar installation will reduce the diesel consumption on site by approximately 600,000 litres per annum and reduce the carbon emissions on site by approximately 1,800 tonnes of CO2 per annum. The combined solar/battery system will provide approximately 30% of the site’s installed power requirements. The system has been designed with an expected life of up to 20 years.

As at the end of the March-2022 quarter (Mineral Resources, 21 April 2022) full year iron ore shipments for the Utah Point Hub for FY22 were on track for previous MRL guidance of 10.5 – 11.0M wmt at operating costs of A$80 – 88/wmt CFR ex royalties (US$54 – 60/wmt1).

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22 Economic Analysis

Per Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43‐101, Vox Royalty is exempt from providing this disclosure, as the information required to provide such disclosure is not available to Vox Royalty.

23 Adjacent Properties

The location of iron ore mines that are currently in production in the area surrounding the Wonmunna Mine are displayed in Figure 23.1. The West Angelas Mine is situated to the west, and Hope Downs Mine is to the north. The area immediately east of the Wonmunna Mine contains two iron ore deposits: Rhodes Ridge and Arrowhead.

The West Angelas mine commenced production in 2002 with an annual production capacity of 29.5 million tonnes sourced from open-pit operations. The ore is processed on site before being loaded onto the rail network and transported to the Cape Lambert through the Hamersley & Robe River railway.

The Hope Downs Mine comprises four large open pit mines (Hope 1 North, Hope 1 South, Hope 4 and Baby Hope). The mines are co-owned by the Hancock Group and Rio Tinto. The development of the project was originally delayed when attempts to gain access to BHP Group Limited’s rail network failed, burdening the project with a further A$1 billion in cost to construct rail and port infrastructure. Rio Tinto became a partner in the project in July 2005 and constructed the major infrastructure necessary. After spending A$1.3 billion, the mine moved into production in November 2007. The mine had an initial annual production capacity of 30 Mtpa. Hope Downs currently has total production capacity of approximately 47Mtpa.

1 Exchange rate as of 11/06/2022 1 AUD = 0.68 USD

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Figure 23-1 Adjacent Property Locations

The area immediately to the east of the Wonmunna Mine is also controlled by Rio Tinto. They own two iron ore deposits, Arrowhead and Rhodes Ridge, which had resource drilling programs completed between 2006 and 2019. Rio Tinto drilled 27,545m at Arrowhead in 2019 alone. Rio Tinto released a notice to the ASX on the 17th of February 2021 reporting an increase in the reported inferred mineral ore resources for Arrowhead / Rhodes Ridge of 938Mt (dry product basis). The Arrowhead mineralisation is primarily hosted by the Marra Mamba Iron Formation, whereas the Rhodes Ridge Main mineralisation is predominantly hosted by the Brockman Iron Formation.

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Figure 23-2 Rio Tinto Arrowhead Deposit adjacent to Wonmunna tenure (shaded yellow)

24 Other Relevant Data and Information

Per Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43‐101, Vox Royalty is exempt from providing this disclosure, as the information required to provide such disclosure is not available to Vox Royalty.

25 Interpretation and Conclusions

KCL has relied solely on information published in the public domain and notes the following limitations with respect to compliance with requirements and guidelines as included in NI 43-101, Form 43-101F1 and the Companion Policy as published and updated by CSA. KCL:

•	Was not able to make a site visit as Part 6.2 of NI 43-101; and
•	Was not able to verify and validate any technical information used to evaluate historic resource estimates, nor any technical information by previous owners of the Wonmunna Iron Ore Mine.

Given the limitations of relying on public domain data, the authors rely on exemption 9.2 of the NI43-101 regarding the following aspects of NI 43‐101: Part 3 (3.2), (3.3), (3.4‐b, c, d); Part 6 (6.2, 6.3, 6.4);

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•	KCL, while relying on public information for the Technical Report has been unable to:

■	Secure specific consents from individuals or corporations which have published public domain data,
■	With respect to ongoing work conducted by MRL: Obtain detailed technical information relating to the follow requirements of Form 43-101F1:

•	Item 6 (d), Item 9, Item 10, Item 11, Item 12, Item 13, Item 14, Item 15, Item 16, Item 17, Item 18, Item 19, Item 20, Item 21, Item 22, Item 23 and Item 24.

25.1 Potential Risks

The Wonmunna Mine can be considered a producing mine, and as such there are many associated risks. These risks can be mitigated through advanced exploration, data collection and evaluation techniques, as well as engineering using current estimates for costs, exchange rates and gold prices. Some identified risks:

•	Access to MRL’s current project for independent verification was not granted,
•	Geological interpretation – Further infill drilling may change the geological interpretation leading to a reduction in the interpreted mineralized envelope.
•	Historic mineral resources are reported according to JORC (2012) guidelines which may not strictly comply with NI 43-101 reporting requirements and associated CIM definition standards.
•	Mine planning is subject to further optimisation and outlooks could change.

26 Recommendations

Based on the expertise of KCL it is recommended that Vox Royalty continues to request all current information related to Wonmunna from MRL for an independent geological evaluation of the property.

KCL is unaware of any other significant factors and risks that may affect access, title, or the right or ability to continued work recommended for Wonmunna.

27 References

Mineral Resources, 2020 - Quarterly Exploration and Mining Activities Report July to September 2020 (Q1 FY21)

Mineral Resources, 2021a – Wonmunna Iron Ore Project – Ancillary Infrastructure development M47/1423, M47/1424 & L47/726, Mining Proposal Revision 2, dated 1st June 2021.

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Mineral Resources, 2021b – Wonmunna Iron Ore Project – Mining proposal for small mining operations, Increase in Processing Capacity. Report Reference ENV-TS-RP- 0285, dated 25th March 2021.

MRL Feb 2022 Mining Proposal – Wonmunna Iron Ore Project – Wonmunna Operations Mine Extension - Mining Proposal - Revision 1, Version 2. Report Reference ENV-TS-RP-0357, dated 21 February 2022 and approved on 29 June 2022.

Mineral Resources, 2022 – FY22 Half Year (H1) results, dated 9 February 2022.

Ascot Resources, 2015a – Mining Proposal, Wonmunna Iron Ore Project M47/1423, M47/1424, M47/1425 & L47/727, Revised 26th March 2015.

Ascot Resources, 2015b – Wonmunna Iron Ore Project – Maiden Ore Reserve Estimate. ASX Announcement dated 6th January 2015.

Talisman, 2021 - Talisman Mining Limited, Financial report for the half-year ended 31 December 2021

Investor Insights, 2022 – “Mineral Resources first ore from Wonmunna Iron Ore Mine”, dated 22nd March 2022, https://investorinsight.com.au/mineral-resources- first-ore-from-wonmunna-iron-ore-mine/

Beard, J.S. (1975) Vegetation Survey of Western Australia Pilbara 1:1,000,000 Vegetation Series Explanatory Notes to Sheet 5. University of Western Australia Press, Western Australia.

BOM (2014) http.//bom.gov.au/hydro/has/cdirswebx.shtml IFD graph

Florabase (2014) Names and descriptions of plant species, available at http://florabase.dpaw.wa.gov.au

G & G Environmental (2014) Flora and Vegetation Survey of the Wonmunna Area – Level 2

Johnson & Wright (2001) Central Pilbara Groundwater study. Hydrological Record Series, Report HG 8, pp.102 Water and Rivers Commission Western Australia.

Van Vreeswyk, A.M.E., Payne, A.L., Leighton, K.A and Hennig, P. (2004) An inventory and condition survey of the Pilbara Region, Western Australia. Technical Bulletin No. 92. Departments of Agriculture, Perth, Western Australia.

28 Statements of Qualifications and Consent

CERTIFICATE OF QUALIFIED PERSON

To Accompany the report entitled: Amended and Restated NI 43-101 Technical Report – Wonmunna Iron OreMine, Australia, 20th January 2023.

I, Christopher Picken BSc (Hons) MIMMM, residing at 33 Storth Park, Sheffield,United Kingdom, do hereby certify that:

1)	I am a Senior Exploration Consultant Geologist with the firm of Kangari Consulting LLC, with an office at 1000 Brickell Ave, Ste 715, Miami, Florida, USA, 33131;
2)

I am a graduate of the University of Manchester in 1985, I obtained a Bachelor of Science (Honors) in Geography/Geology. I have practiced my profession continuously since 1985 I have worked as exploration geologist for 35 years. During my career I have worked on projects from grassroots though to feasibility in South Africa, Venezuela, Bolivia, Ecuador, Peru, Chile, Brazil, Tanzania, Uganda, Liberia, Sierra Leone, Cote d’Ivoire, Republic of Congo and Ethiopia. Projects worked on include the 2 million- ounce Yaoure Gold Project in Cote d’Ivoire.

3)	I am a professional Geologist registered with the Institute of Materials, Minerals and Mining (MIMM 464056
4)	I have not personally visited the project area as it was not required under section 9.2 of NI 43-101.
5)

 I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfil the requirements to be a  Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I, as a Qualified Person, I am independent of both Vox Royalty Corp. and Mineral Resources Limited, as defined in Section 1.5 of NI 43-101;
7)	I am author of this report and responsible for sections 1 through 13, 23, 24 & parts of 25 & 26; and accept professional responsibility for those sections of this technical report;
8)	I have had no prior involvement with the subject property.
9)	I have read NI 43-101 and confirm that this technical report has been prepared in compliance therewith;
10)

 Kangari Consulting LLC was retained by Vox Royalty Corp. to prepare a technical audit of the Wonmunna Iron Ore Mine. In conducting our audit, a gap analysis of project technical data was completed using CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and Canadian Securities Administrators National Instrument 43-101 guidelines. The technical report is based on information in the public domain and shared by Vox Royalty Corp. with Kangari Consulting LLC.

11)	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Wonmunna Iron Ore Mine or any securities of Vox Royalty Corp.
12)

As of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Sheffield UK January 20, 2023	Christopher J Picken MIMMM Senior Exploration Consultant Geologist

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CERTIFICATE OF QUALIFIED PERSON - RESERVES

To Accompany the report entitled: Amended and Restated NI 43-101 Technical Report – Wonmunna Iron Ore Mine, Australia, 20th January 2023.

I, Matthew Randall BSc (Hons), PhD, CEng, ACSM, MIMMM, of Axe Valley Mining Consultants Limited, 138 High St, Swanage, Dorset, BH19 2PA, UK; do hereby certify that:

1)	I am a Principal Mining Engineer and Director with the firm of Axe Valley Mining Consultants Limited, with a registered office at 138 High St, Swanage, Dorset BH18 2PA, United Kingdom
2)

I am a graduate of the University of Exeter where I obtained a Bachelor of Science (Hons) in Mine Engineering in 1978 and a PhD in Rock Mechanics in 1989. I have practiced my profession continuously since 1978 and have worked as mining engineer for more than 40 years. During a career of more than 25 years with Rio Tinto I worked on site as a Mining Engineer, a Technical Services, Chief Mining Engineer, and as a Principal Consultant in the Technical Services division. For the last 10 years I have managed Axe Valley Mining Consultants and have worked on a wide variety of commodities (Gold, Silver, Platinum, Borax, Iron Ore, Coal, Talc etc), in many different countries around the world and have been directly involved in mineral resource and reserve estimations for mineral deposits. I have also been directly involved in all aspects of the planning and evaluation of gold deposits in Europe, Africa, Australia, Russia and South America.

3)	I am a professional Mining Engineer, registered with the Institute of Materials, Minerals and Mining (MIMM 458442) and a Registered Chartered Engineer with the Engineering Council (345134)
4)	I have not personally visited the project area as it was not required under section 9.2 of the NI 43-101.
5)

I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfil the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I, as a Qualified Person, I am independent of both Vox Royalty and Mineral Resources Limited, as defined in Section 1.5 of NI 43-101;
7)

I am an author of this report and responsible for sections 14 to 22 and parts of sections 25 and 26; and accept professional responsibility for those sections of this technical report; I also confirm that I have read the document and it fairly and accurately represents the information in the technical report.

8)	I have had no prior involvement with the subject property.
9)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;
10)

Kangari Consulting LLC was retained by Vox Royalty Corp. to prepare a technical audit of the Mine. In conducting our audit, a gap analysis of project technical data was completed using CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and Canadian Securities Administrators National Instrument 43-101 guidelines. The technical report is based on public domain information.

11)	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Wonmunna Mine or any securities of Vox Royalty Corp.
12)

As of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Langley, UK                                                                               Matthew Randall CEng, MIMMM

January 20, 2023                                                                        Principal Mining Engineer

KCL

Kangari Consulting LLC Amended and Restated NI 43-101 Technical Report – Wonmunna Iron Ore Mine	Page 68

29 Date and Signatures

To: TSX Venture Exchange Ontario Securities Commission

British Columbia Securities Commission Alberta Securities Commission

Financial and Consumer Services Commission (New Brunswick) Government of Newfoundland and Labrador, Financial Services Regulation Division

I, Christopher J Picken, do hereby consent to the public filing of the technical report entitled Amended and Restated NI 43-101 Technical Report - Wonmunna Iron Ore Mine, Western Australia, Australia, and dated January 20, 2023 (the “Technical Report”) by Vox Royalty Corp. (the “Issuer”) under its profile on SEDAR at www.sedar.com.

Sheffield, UK January 20, 2023	Christopher J Picken MIMMM Senior Geologist

To: TSX Venture Exchange Ontario Securities Commission

British Columbia Securities Commission To: TSX Venture Exchange

Ontario Securities Commission

British Columbia Securities Commission Alberta Securities Commission

Financial and Consumer Services Commission (New Brunswick) Government of Newfoundland and Labrador, Financial Services Regulation Division

I, Matthew Randall, do hereby consent to the public filing of the technical report entitled Amended and Restated NI43-101 Technical Report Wonmunna Iron Ore Mine, Western Australia, Australia, and dated January 20, 2023 (the “Technical Report”) by Vox Royalty Corp. (the “Issuer”) under its profile on SEDAR at www.sedar.com.

Langley, UK January 20, 2023	Matthew Randall CEng MIMMM Principal Mining Engineer

KCL